GERDAU AMERISTEEL

2007 ANNUAL REPORT

GROWING WITH PEOPLE

GERDAU AMERISTEEL
GERDAU AMERISTEEL
GERDAU AMERISTEEL
GERDAU AMERISTEEL
GERDAU AMERISTEEL
GERDAU AMERISTEEL

PROFILE
Gerdau Ameristeel is the second largest mini-mill steel producer and steel recycler in North America.
For more than 60 years, our steel has shaped the skylines of North America and helped build its infrastructure. This tradition will continue by remaining focused on innovative steel products, people, and services.
With more than 10,000 employees, Gerdau Ameristeel has finished steel capacity of approximately twelve million tons and had annual revenues of $5.8 billion in 2007. Through our 19 mini-mills (including one 50% owned joint venture), 19 scrap facilities and 61 downstream operations, Gerdau Ameristeel’s vertically integrated operations deliver a diverse and balanced product mix of merchant steel, structural shapes, rebar, fabricated steel, flat rolled steel, beams, special sections, and wire rod.
Our position as a part of the Gerdau Group — the world’s 14th largest steel company, based in Brazil — gives us unique stability and strength in a highly cyclical industry. By investing in people, processes and technology, we are prepared for the changes that will inevitably occur in this dynamic global environment.
In addition to the strong financial base that Gerdau Group provides, the mutually beneficial exchange of operating, engineering, financial and marketing skills and cultures strengthens both the Gerdau Ameristeel and Gerdau Group teams.
Gerdau Ameristeel’s track record of profitability, growth and customer preference is made possible by its world-class team of people who are guided by a set of core values that include safety, integrity, engagement, open communication, community and environmental awareness.
Through an extensive network of locations, Gerdau Ameristeel has the product breadth, geographic reach and service offerings required by our customers. We lead the field in meeting the high-quality product standards that our customers demand of us and that we demand of ourselves.
No matter what economic circumstance exists, we will remain focused on our vision of being recognized as the most successful company in the steel industry.
For additional financial and investor information, including a description of our corporate governance practices, please visit the Investor Relations section on our website, www.gerdauameristeel.com.
GERDAU AMERISTEEL EMPLOYEES:
1	Zachary D. Babson Gerdau Ameristeel Charlotte

2	Kendra Ampy Gerdau Ameristeel Petersburg

3	Tammy White Gerdau Ameristeel Knoxville

4	Mike Emert Gerdau Ameristeel Knoxville

5	Elvis Bundrage Gerdau Ameristeel Knoxville

6	Judy Ogle Gerdau Ameristeel Knoxville

7	Erika Hsiao-Ying Chen Gerdau Ameristeel Corporate

8	Terry Anderson Gerdau Ameristeel Petersburg

9	Angela Remeika Gerdau Ameristeel Whitby

10	Catherine Tucker Gerdau Ameristeel Corporate

11	Morgan R. Cheak Gerdau Ameristeel Knoxville

12	Anil Bandharam Gerdau Ameristeel Corporate

13	Timothy Smith Gerdau Ameristeel Petersburg

14	Drew Allenby Gerdau Ameristeel Whitby

15	Gerald Fritts Gerdau Ameristeel Knoxville

16	David Allen Gerdau Ameristeel Charlotte

Gerdau Ameristeel Locations
19 Steel mills
61 Downstream operations
19 Scrap recycling facilities

Mission

To create value for our customers, employees, shareholders and communities through the engagement of people and excellence of operations.

Vision

Values

- Safety
- Integrity
- Customer Driven Culture
- Investment in People, Processes and Technology
- Engaged Employees
- Open Communication
- Community and Environmental Awareness
- Profitability

FINANCIAL HIGHLIGHTS
Income Statement (in thousands, except earnings per share data)

	Year Ended December 31, 2007	Year Ended December 31, 2006

Net Sales	$5,806,593	$4,464,203

Income from Operations	817,333	505,921

Net Income	537,869	374,596

EBITDA*	1,048,846	751,158

EPS — basic	1.66	1.23

EPS — diluted	1.65	1.23

*	For information regarding how the company calculates EBITDA, please see “Results of Operations — EBITDA” herein
Balance Sheet (in thousands, except share price data)

	Year Ended December 31, 2007	Year Ended December 31, 2006

Long term Debt	$3,055,431	$431,441

Shareholders’ Equity	3,864,615	1,853,458

Market Capitalization	6,149,626	2,723,959

Share Price	14.22	8.92

Average Shares Outstanding	323,968	304,752

Shares Outstanding at Year End	432,463	305,376

CONTENTS
Gerdau Ameristeel Petersburg, Virginia

3	GERDAU AMERISTEEL CORPORATE OFFICERS AND DIRECTORS

4	LETTER TO SHAREHOLDERS

6	CAUTIONARY STATEMENT REGARDING FORWARD- LOOKING STATEMENTS

7	MANAGEMENT’S DISCUSSION AND ANALYSIS

	7	Overview

	7	Operating segments

	8	2007 Accomplishments

	9	Results of operations

	14	Liquidity and capital resources

	17	Selected consolidated financial information

	18	Critical accounting estimates and assumptions

	21	Recently issued accounting standards

	21	Subsequent events

	22	Risks and uncertainties

	31	Management’s report on internal control over financial reporting

32	REPORTS OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRMS

35	CONSOLIDATED FINANCIAL STATEMENTS

	39	Notes to the consolidated financial statements

GERDAU AMERISTEEL
EXECUTIVE COMMITTEE
1.	Mario Longhi President and Chief Executive Officer

2.	Terry A. Sutter Vice President, Chief Operating Officer

3.	Barbara R. Smith Vice President Finance and Chief Financial Officer

4.	Robert E. Lewis Vice President, General Counsel and Corporate Secretary

5.	J. Neal McCullohs Vice President, Commercial and Downstream Operations

6.	Michael P. Mueller Vice President, Steel Mill Operations

7.	Jack C. Peterson Vice President, Management Systems

8.	Matthew C. Yeatman Vice President, Scrap Procurement and Operations

9.	Terry K. Danahy Vice President, Chief Human Resources Officer

10.	Guilherme C. G. Johannpeter Vice President and General Manager, Manitoba and Bright Bar

11.	Steven Hendricks Director, External Communications and Public Affairs

GERDAU AMERISTEEL 2007 ANNUAL REPORT
GERDAU AMERISTEEL CORPORATE OFFICERS AND DIRECTORS
BOARD OF DIRECTORS
Phillip E. Casey
Chairman of the Board
J. Spencer Lanthier
Chairman of Audit Committee
and Member of Human
Resources Committee
Arthur Scace
Chairman of Corporate
Governance Committee and
Member of Audit Committee
Richard McCoy
Member of Human
Resources Committee
Joseph J. Heffernan
Chairman of Human Resources
Committee and Member of
Corporate Governance and Audit
Committee
Frederico Gerdau Johannpeter
Director
Jorge Gerdau Johannpeter
Director
André Gerdau Johannpeter
Director
Claudio Gerdau Johannpeter
Director
CORPORATE OFFICERS
Mario Longhi
Director,
President and
Chief Executive Officer
Terry A. Sutter
Vice President
Chief Operating Officer
Barbara R. Smith
Vice President Finance
Chief Financial Officer and
Assistant Secretary
Robert E. Lewis
Vice President
General Counsel and
Corporate Secretary
J. Neal McCullohs
Vice President
Commercial and
Downstream Operations
Michael P. Mueller
Vice President
Steel Mill Operations
Jack C. Peterson
Vice President
Management Systems
Matthew C. Yeatman
Vice President
Scrap Procurement and Operations
Terry K. Danahy
Vice President
Chief Human Resources Officer
Guilherme C.G. Johannpeter
Vice President
General Manager, Manitoba and
Bright Bar
J. Mauricio Werneck G. Silva
Assistant Vice President
Treasurer
Paul J. Lawrence
Assistant Vice President
Corporate Controller

LETTER TO SHAREHOLDERS
Dear Shareholders:
Strategic investments, safety and process improvement were the hallmarks of growth for Gerdau Ameristeel in 2007. In an environment of industry-wide consolidation, our various acquisitions, including our largest and most transforming one (Chaparral Steel Company) helped to solidify our position as one of the major steel producers in the United States. These acquisitions, coupled with favorable market conditions and our focus on continuous operational improvement, allowed Gerdau Ameristeel to post another year of record profitability.
As highlighted in the accompanying graphs, this past year has added to an already impressive trend. Over the past 4 years we have almost doubled our revenues, grown net income by almost 60%, and doubled our share price. The completion in November 2007 of one of the largest follow-on equity offerings in the North American steel industry demonstrates the reception we received from the market as a result.
We are extremely pleased that all three major areas of our business, including scrap recycling, steel manufacturing and downstream operations, experienced significant growth.
The Chaparral acquisition was truly a defining moment in our history, enabling Gerdau Ameristeel to add two steel mills with 2.8 million tons of annual structural steel capacity. As a result, we expanded our product range and geographic footprint, while broadening our customer base. With the addition of two megashredders, the acquisition of Chaparral also increased our captive scrap supply. Combined with the organic growth of scrap collection through our existing recycling facilities, this gives us a reliable captive scrap supply that fulfills roughly one-third of our needs.
Another achievement was the successful integration of the downstream acquisitions completed in 2007, including Valley Placers, Inc., Enco Materials, Inc., D&R Steel, LLC, and Re-Bars Inc. These acquisitions, combined with organic growth, increased our downstream steel product shipments to 1.4 million tons annually. Since 2004 we have managed to double the size of our downstream business while increasing our geographic footprint nationwide and expanding value-added rebar placing services for our construction customers.
Our ability to welcome and successfully integrate new businesses and the experienced people they bring is a core competency that we continue to improve. Our processes for capturing synergies are well structured and they encourage the mutual sharing of best practices, contributing to the company’s overall efficiency and effectiveness.
In addition to strategic acquisitions, Gerdau Ameristeel invested approximately $200 million in existing facilities; supporting initiatives to improve safety, reduce costs, enhance productivity and ensure sustained profitability. Among the major investments completed in 2007 were the new melt shop in Jacksonville, Florida, and the new caster at the Whitby, Ontario mill.
In 2007 we significantly lowered our lost-time accident frequency, while also reducing the number of serious accidents and continuing to lower severity rates. This is a tremendous accomplishment, particularly considering that 2007 was Gerdau Ameristeel’s most active year in terms of acquisitions, facility upgrades and growth. We will continue this focus on safety in 2008 as we work toward our goal of creating an injury-free environment.
Recycling and energy conservation are among the most critical factors affecting corporate, economic, social and environmental sustainability. We are proud that Gerdau Ameristeel is the second largest steel recycler in North America in a global industry that is the largest recycler by weight. In addition, we have established a disciplined approach to creating environmentally sound processes at each of our locations to help ensure a sustainable and responsible environmental future.
As we enter 2008, markets remain stable for our major business segments. Strong global steel demand and strong pricing in other regions also provide a favorable backdrop for the North American steel market, despite the current concerns for the U.S. economy. The reduction in steel imports from historically high levels is providing a buffer to slackening demand in some product categories. We continue to see a strong backlog in structural steel products through the first half of 2008, as well as increased export opportunities due to strong global demand and the weak dollar.
We are off to a good start and remain cautiously optimistic for sustained profitability and attractive shareholder returns in 2008. Our continuously expanding employee base remains focused on our core values and key initiatives to drive improvement and shareholder value. We have an established critical

GERDAU AMERISTEEL 2007 ANNUAL REPORT
LETTER TO SHAREHOLDERS
market presence and industry-leading technical and operating knowledge in the long products sector. We will continue to collaborate and proactively communicate with our customers to ensure we align efforts so Gerdau Ameristeel can continuously provide a value proposition that helps them succeed.
At Gerdau Ameristeel, we are fortunate to have employees who are committed to the company’s current and future growth and success. Execution of our plans under the guidance of our business systems depends upon growing our business and our people. We remain committed to providing employees at all levels with the training, tools and knowledge they need to enable them to attain higher levels of effectiveness throughout the organization. We will continue to encourage all employees to contribute innovative ideas and to share best practices that will further enable us to eliminate waste and improve our processes. We believe this commitment to accountability and continuous improvement will allow us to grow our employees’ capabilities so that they remain globally competitive, thereby ensuring the future of our business throughout varying market cycles.
Our involvement in the communities where we have operations continues to be strong. In 2007, over 3,200 employees participated in community service projects. This figure helps demonstrate that our company is what it is today because of its people. We want to thank all of our employees for their commitment to our values and all our stakeholders for their continued support. We also want to welcome all those employees who joined our company in the past year. We look forward to another successful year in 2008.
Mario Longhi
President & Chief Executive Officer
Gerdau Ameristeel

Phillip E. Casey
Chairman of the Board
Gerdau Ameristeel
Chairman of the Board Gerdau S.A.
In a year marked by mergers and acquisitions that changed the global steelmaking scenario, we grew stronger. We started operating in new regions, enhanced our financial results, and consolidated the Gerdau Group’s new corporate governance by means of a smooth, solid succession process. I am absolutely convinced that the growth of the Gerdau Group has been driven by our teams, which in North America now totals more than 10,000 employees.
In January 2007, the fourth succession in the organization’s history took place, as I resigned as CEO of Gerdau Group to dedicate myself exclusively to chairing the Board of Directors. The Gerdau Executive Committee consolidated itself as the main executive leadership body of the Gerdau Group coordinating our Business Operations and Functional Processes. André Gerdau Johannpeter was appointed CEO and Claudio Gerdau Johannpeter, COO.
In the coming years, the Gerdau Group will uphold its strategy of combining growth and profitability. To achieve this goal, our work will remain based on three competitive advantages: geographic diversity, market leadership, and being a participant in all sectors of the steel business.
In closing, on behalf of the Gerdau Group Board of Directors, I would like to congratulate the Board of Gerdau Ameristeel and the Gerdau Ameristeel Executive Committee on the excellent job they did in 2007. I would also like to thank their employees, clients, shareholders, communities, and suppliers.

Jorge Gerdau Johannpeter Chairman of the Board Gerdau S.A.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
In this report, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures, except where otherwise indicated. All amounts herein are reported in U.S. dollars. Certain statements in this report constitute forward-looking statements. Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:
Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the ability to integrate newly-acquired businesses such as Chaparral Steel Company and achieve synergies; the Company’s participation in consolidation of the steel industry; the substantial capital investment and similar expenditures required by the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; competitors’ relief of debt burdens and legacy costs by seeking protection under the bankruptcy laws; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; interest rate risk; currency exchange rate fluctuations; the accuracy of estimates used in the preparation of the Company’s financial statements; the loss of key employees; actions or potential actions taken by our principal stockholder, Gerdau S.A.; the liquidity of the Company’s short term investments, including investments in auction rate securities; and the Company’s reliance on joint ventures that it does not control.
Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.
Additional information about the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com and on the Company’s website at www.gerdauameristeel.com.
The date of the Management’s Discussion and Analysis contained in this report is March 24, 2008.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
MD&A
MANAGEMENT’S DISCUSSION AND ANALYSIS
OVERVIEW
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with an annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through a vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 19 scrap recycling facilities and 61 downstream operations, the Company serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Over 90% of the raw material feed for the mini-mill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America.
OPERATING SEGMENTS
Gerdau Ameristeel is organized into two operating segments, mini-mills and downstream. The mini-mills segment consists of 15 mini-mills in the United States and three in Canada. This segment manufactures and markets a wide range of long steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and SBQ products which are transferred at arms-length, market prices to the downstream segment. The downstream segment is comprised of various secondary value-added steel businesses, which include rebar fabrication and epoxy coating, railroad spike operations, cold drawn products, super light beam processing, and the production of elevator guide rails, grinding balls, wire mesh, wire drawing, and fence posts.

2007 ACCOMPLISHMENTS
•	Progress continued on reducing injuries and providing a safe environment for our employees to work. 27 of our locations had zero injuries recorded in 2007. In addition, significant progress has been made implementing our safety practices into the Sand Springs and Joliet locations acquired in 2006 which has significantly lowered the injury rates at these locations.

•	As a result of the acquisitions that occurred during the year, the Company had finished steel shipments of 7.6 million tons, an increase of 1.0 million tons from 2006. Value added downstream shipments were 1.4 million tons, an increase of 17% from 2006.

•	Financial results represent a record year with EBITDA of $1.05 billion in 2007. For information regarding how the Company calculates EBITDA, please see “Results of Operations — EBITDA” herein.

•	On June 17, 2007, Pacific Coast Steel (“PCS”), a majority owned joint venture of Gerdau Ameristeel, completed the acquisition of the assets of Valley Placers, Inc. (“VPI”), a reinforcing steel contractor in Las Vegas, Nevada. In addition to contracting activities, VPI operates a steel fabrication facility and retail construction supply business.

•	On August 27, 2007, PCS completed the acquisition of the assets of D&R Steel, LLC (“D&R”), a reinforcing steel contractor in Glendale, Arizona.

•	On September 14, 2007, the Company completed its acquisition of Chaparral Steel Company (“Chaparral”), broadening the Company’s product portfolio and giving it a wide range of structural steel products. Chaparral is a leading producer of structural steel products in North America and also a major producer of steel bar products. It operates two mini-mills, one located in Midlothian, Texas, and the other located in Petersburg, Virginia.

•	Also on September 14, 2007, the Company purchased the assets of Re-Bars Inc. (“Re-Bars”), an independent fabricator of concrete reinforcing steel servicing Savannah, Georgia and the surrounding areas.

•	On October 1, 2007, the Company acquired Enco Materials Inc. (“Enco”), a leader in the commercial materials market, including fabricated rebar, construction products, concrete forming and shoring material, as well as fabricated structural steel and architectural products. Headquartered in Nashville, Tennessee, Enco has eight facilities located in Arkansas, Tennessee, and Georgia.

•	On November 7, 2007, the Company completed its offering of 126.5 million of its common shares, with net proceeds of approximately $1.5 billion that were used to partially repay the loans incurred by the Company in connection with the acquisition of Chaparral.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
MD&A
RESULTS OF OPERATIONS
The Consolidated Financial Statements of Gerdau Ameristeel for the years ended December 31, 2007 and 2006 have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Consolidated Financial Statements include the results of the following acquisitions subsequent to their acquisition: Enco — October 1, 2007; Chaparral — September 14, 2007; Re-Bars — September 14, 2007; D&R — August 27, 2007; VPI — June 17, 2007; PCS — November 1, 2006; and Sheffield Steel Corporation (“Sheffeld”) — June 12, 2006. Re-Bars and VPI were acquired by PCS.
YEAR ENDED DECEMBER 31, 2007, COMPARED TO YEAR ENDED DECEMBER 31, 2006.
The following tables summarize the results of Gerdau Ameristeel for the years ended December 31, 2007 and 2006.

			Year Ended		% of
	Year Ended		December 31,		Sales
(US$ in thousands,	December 31,	% of	2006	% of	Increase	$ Increase
except earnings per share)	2007	Sales	(As Amended)	Sales	(Decrease)	(Decrease)

Finished Steel Shipments (Tons) — excludes 50% owned joint ventures

Rebar	1,680,617		1,518,827

Merchant/Special Sections	3,730,125		3,152,705

Rod	733,322		729,595

Fabricated Steel	1,407,164		1,152,282

Total	7,551,228		6,553,409

NET SALES	$5,806,593	100.0%	$4,464,203	100.0%		$1,342,390

OPERATING EXPENSES

Cost of sales (exclusive of depreciation and amortization)	4,623,380	79.6%	3,617,156	81.0%	-1.4%	1,006,224

Selling and administrative	198,032	3.4%	191,778	4.4%	-1.0%	6,254

Depreciation	143,284	2.5%	142,985	3.2%	-0.7%	299

Amortization	26,151	0.5%	676	0.0%	0.5%	25,475

Other operating (income) expense, net	(1,587)	-0.1%	5,687	0.1%	-0.2%	(7,274)

	4,989,260	85.9%	3,958,282	88.7%	-2.8%	1,030,978

INCOME FROM OPERATIONS	817,333	14.1%	505,921	11.3%	2.8%	311,412

INCOME FROM 50% OWNED JOINT VENTURES	54,079	0.9%	115,606	2.6%	-1.7%	(61,527)

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	871,412	15.0%	621,527	13.9%	1.1%	249,885

OTHER EXPENSES

Interest expense	107,738	1.8%	62,525	1.3%	0.5%	45,213

Interest income	(17,977)	-0.3%	(18,906)	-0.4%	0.1%	929

Foreign exchange (gain) loss, net	(33,321)	-0.6%	1,135	0.0%	-0.6%	(34,456)

Writedown of short-term investments	8,879	0.2%	—	0.0%	0.2%	8,879

Amortization of deferred financing costs	9,282	0.2%	2,829	0.1%	0.1%	6,453

Minority interest	23,080	0.4%	2,713	0.1%	0.3%	20,367

	97,681	1.7%	50,296	1.1%	0.6%	47,385

INCOME BEFORE INCOME TAXES	773,731	13.3%	571,231	12.8%	0.5%	202,500

INCOME TAX EXPENSE	235,862	4.0%	196,635	4.4%	-0.4%	39,227

NET INCOME	$537,869	9.3%	$374,596	8.4%	0.9%	$163,273

EARNINGS PER COMMON SHARE — BASIC	$1.66		$1.23

EARNINGS PER COMMON SHARE — DILUTED	$1.65		$1.23

See “Recently Issued Accounting Standards” herein and “Note 2” to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the year ended December 31, 2007 — “Summary of Significant Accounting Policies” for the full disclosure of the impact of the adoption of Financial Accounting Standards Board (“FASB”) Staff Position No. AUG-AIR-1 — “Accounting for Planned Major Maintenance Activities”.

The Company uses weighted average net selling prices (“net selling prices”) and metal spread as non-GAAP financial measures. The Company believes that net selling prices are commonly used in the steel industry to measure a company’s revenue performance. The Company believes that net selling prices represent a meaningful measure because it reflects the revenue earned net of freight. Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:

(US$ in thousands, except as
otherwise indicated)	Year Ended
(Excludes 50% owned	December 31,	December 31,	$ Increase	% Increase
joint ventures)	2007	2006	(Decrease)	(Decrease)

Mill external shipment revenue	$3,979,879	$3,104,028

Fabricated steel shipment revenue	1,251,419	887,453

Other products shipment revenue *	356,027	268,430

Freight	219,268	204,292

Net Sales	$5,806,593	$4,464,203

Mill external shipments (tons)	6,144,064	5,401,127

Fabricated steel shipments (tons)	1,407,164	1,152,282

Weighted Average Selling Price ($/ton)

Mill external steel shipments	$648	$575	$73	12.7%

Fabricated steel shipments	889	770	119	15.5%

Scrap Charged	227	194	33	17.0%

Metal Spread (selling price less scrap)

Mill external steel shipments	421	381	40	10.5%

Fabricated steel shipments	662	576	86	14.9%

Mill Manufacturing Cost ($/ton)	272	249	23	9.2%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Net sales revenue for the year ended December 31, 2007 increased to $5.8 billion, an increase of 28.9% from the same period of the prior year. Finished tons shipped for the year ended December 31, 2007 increased 997,819 tons, or 15.2%, compared to the year ended December 31, 2006. The 2007 acquisitions discussed above added 610,856 tons of shipments for 2007 and in addition, the 2006 acquisitions of Sheffield Steel and PCS increased shipments of 425,794 tons in 2007 as a result of including a full year of shipments in 2007 versus including only six months and two months respectively in 2006. Excluding the acquisitions, shipment volume was essentially flat in comparison to the year ended December 31, 2006. Weighted average mill selling prices were $648 per ton for the year ended December 31, 2007, an increase of approximately $73 per ton or 12.7% from the weighted average mill selling prices for the year ended December 31, 2006. Selling prices have increased in response to inflationary pressures in scrap and other raw material costs. In addition, the average selling price for the year ended December 31, 2007 increased by approximately $14 per ton due to the inclusion of the Chaparral structural products which have higher selling prices in comparison to the Company’s other long product average selling prices. Since the acquisition of Chaparral, the average selling prices generated by the Chaparral facilities was $781 compared to the other Gerdau Ameristeel mills which had a weighted average selling price of $634 for 2007.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
MD&A
Cost of sales: Cost of sales as a percentage of net sales decreased 1.4% for the year ended December 31, 2007 when compared to the year ended December 31, 2006. The cost of sales increased from $3.6 billion, or $552 per finished ton shipped, for the year ended December 31, 2006 to $4.6 billion or, $612 per finished ton shipped, for the year ended December 31, 2007. The main factors for this increase include inflationary pressure in scrap and other raw material as well as our product mix. Scrap raw material, the principal component of the Company’s cost structure, increased 17.0% to $227 per ton for the year ended December 31, 2007, compared to $194 per ton for the year ended December 31, 2006. Mill manufacturing costs were approximately 9.2% or $23 per ton higher in the year ended December 31, 2007 compared to the year ended December 31, 2006, primarily as a result of significant inflation in many of the Company’s other raw materials including alloys, electrodes and refractories, and incremental costs resulting from curtailed production rates at most of the mills due to scheduled maintenance shutdowns, capital expenditure implementation shutdowns and inventory control measures. The 2007 results also include a $16 per ton increase in costs as a result of the acquisition of PCS. A significant portion of PCS’ cost of sales are derived from the installation of reinforcing steel, which increased the Company’s average cost per ton shipped by $16 per ton in 2007.
Selling and administrative: Selling and administrative expenses for the year ended December 31, 2007 increased $6.3 million compared to the year ended December 31, 2006. Included in selling and administrative expense for the year ended December 31, 2007 is a non-cash pretax expense of $21.5 million to mark-to-market outstanding stock appreciation rights (SARs) and other expenses associated with equity based compensation held by employees compared to $34.4 million for the year ended December 31, 2006. The increase in selling and administrative expenses is due to an increase in selling and administrative functions supporting the growth of the organization, including the Chaparral, Enco and PCS (which includes D&R and VPI) acquisitions.
Depreciation: Depreciation expense for the year ended December 31, 2007 was flat when compared to the year ended December 31, 2006. In 2007, depreciation included incremental depreciation expense from the Chaparral, Enco and PCS (which includes D&R and VPI) acquisitions, as well as normal increases in depreciation expense from routine equipment additions placed in service over the last 12 months. Included in the 2006 depreciation expense was $32.4 million of accelerated depreciation related to the closure of the Perth Amboy melt shop.
Amortization: Amortization expense for the year ended December 31, 2007 includes an increase of $25.5 million due to the amortization of the intangible assets associated with the acquisitions of Chaparral and PCS (which includes D&R and VPI). These intangible assets include customer relationships, order backlogs, patents, software and non-compete agreements.
Income from operations: As a percentage of net sales, income from operations for the year ended December 31, 2007 was 14.1% compared to the income from operations as a percentage of net sales of 11.3% for the year ended December 31, 2006. This increase is primarily attributable to an increase in metal spread, the difference between mill selling prices and scrap raw material cost. Our metal spread increased $40 per ton for the year ended December 31, 2007 compared to the year ended December 31, 2006.
Earnings from 50% owned joint ventures: Earnings from the Company’s 50% owned joint ventures were $54.1 million for the year ended December 31, 2007 compared to $115.6 million for the year ended December 31, 2006 (see “Note 7” to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the year ended December 31, 2007 - “Investments in 50% owned joint ventures”). This decrease was primarily attributable to the metal spreads at the Company’s flat rolled sheet joint venture (Gallatin Steel) which decreased from $348 per ton in the year ended December 31, 2006 to $272 per ton during the year ended December 31, 2007. Metal spreads in the flat rolled sheet industry are currently well below the metal spreads earned in the Company’s long products business. During 2007, metal spreads in the flat rolled sheet segment were negatively impacted by the softness in end user demand, combined with customers normalizing their inventory levels from the high levels that were being carried at the beginning of 2007.
Interest expense, interest income and other expense on debt: Interest expense, interest income and other expense on debt, including amortized deferred financing costs, increased $52.6 million for the year ended December 31, 2007 compared to the year ended December 31, 2006. This was primarily due to the increase in interest expense and amortization of deferred financing costs recorded as a result of the new bridge and term loans entered into in September 2007 in connection with the acquisition of Chaparral.
Foreign exchange gain: Foreign exchange gain relates primarily to the impact of translating foreign denominated net monetary assets to their appropriate functional currency. This includes foreign exchange fluctuations of the Canadian dollar entities translation of their US dollar monetary assets and the US dollar entity translation of their Canadian dollar monetary assets. The gain primarily resulted from holding US dollar monetary assets in the Canadian entities.
Write-down of short-term investments: During 2007, auctions for certain auction rate securities failed auction because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities or the securities mature. Although it is the Company’s intention to sell these investments when liquidity returns to the market for these securities, if the Company determines that an issuer of the securities is unable to successfully close future auctions, or redeem or refinance the obligations, the Company might have to reclassify the investments from a current asset to a non-current asset. The Company’s entire $94.6 million marketable securities portfolio at December 31, 2007, consisted of such auction rate securities. These securities are rated between AA- and AAA by third party credit rating agencies. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of marketable securities and auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. As a result of this analysis of other-than-temporary impairment factors, the Company recorded a pre-tax permanent impairment of approximately $9 million at December 31, 2007 related to these auction rate securities. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors.
Minority interest: In November 2006, the Company purchased a controlling interest in PCS. Consistent with GAAP requirements, the Company consolidates 100% of the results of PCS and reflects the earnings of the non-owned portion as minority interest.
Income taxes: The Company’s effective income tax rate was approximately 30.5% and 34.4%, respectively, for the years ended December 31, 2007 and 2006 (see “Note 10” to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the year ended December 31, 2007 — “Income Taxes”). This decrease in rate is primarily related to the tax impact of the financing structure used to fund the Chaparral acquisition and the reversal of a tax reserve due to the enactment of Canadian legislation. In addition, included in the year ended December 31, 2006 is a provision for approximately $4.2 million of foreign withholding taxes that applies to the distribution of the earnings of its non-Canadian subsidiaries, as some earnings were intended to be repatriated to Canada with the remainder expected to be invested by those subsidiaries.

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Segments: Gerdau Ameristeel is organized with two operating segments, mills and downstream.
Mills segment sales increased to $5.2 billion for the year ended December 31, 2007, from $4.0 billion for the year ended December 31, 2006. Mills segment sales include sales to the downstream segment of $695.3 million and $490.3 million for the years ended December 31, 2007 and 2006, respectively. Mills segment income from operations for the year ended December 31, 2007 was $743.8 million compared to mills segment income from operations of $505.1 million for the year ended December 31, 2006, an increase of $238.7 million, or 47%. The increase in mill segment income from operations in the year ended December 31, 2007 is primarily the result of higher metal spreads as previously discussed.
Downstream segment sales increased to $1.3 billion for the year ended December 31, 2007 from $946.3 million for the year ended December 31, 2006. Downstream segment income from operations was $109.5 million for the year ended December 31, 2007 compared to $60.7 million for the year ended December 31, 2006, an increase of $48.8 million, or 80%, which was primarily attributable to the earnings generated by the acquisition of PCS.
See “Note 17” to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the year ended December 31, 2007 — “Segment Information” for a reconciliation of segment sales and income to consolidated results.
EBITDA: EBITDA is calculated by adding earnings before interest and other expense on debt, taxes, depreciation, amortization, write-down of short-term investments, foreign exchange gain/loss, net, minority interest and cash distributions from 50% owned joint ventures, and deducting interest income and earnings from 50% owned joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income for the year ended December 31, 2007 and 2006 is shown below:

	For the Year Ended
(US$ in thousands)	December 31, 2007	December 31, 2006
		As Amended

Net income	$537,869	$374,596

Income tax expense	235,862	196,635

Interest and other expense on debt	107,738	62,525

Interest income	(17,977)	(18,906)

Depreciation	143,284	142,985

Amortization, including deferred financing costs	35,433	3,505

Earnings from 50% owned joint ventures	(54,079)	(115,606)

Cash distribution from 50% owned joint ventures	62,078	101,576

Foreign exchange (gain) loss, net	(33,321)	1,135

Write-down of short-term investments	8,879	—

Minority interest	23,080	2,713

EBITDA	$1,048,846	$751,158

LIQUIDITY AND CAPITAL RESOURCES
CASH FLOWS
Operating activities: Net cash provided by operations for the year ended December 31, 2007 was $764.4 million compared to $505.6 million for the year ended December 31, 2006. For the year ended December 31, 2007, accounts receivable used $30.0 million of cash as a result of increased selling prices of the Company’s products. Inventories used approximately $9.7 million of cash due primarily to the increase in the cost of the primary raw material, ferrous scrap. Other assets used $26.9 million primarily due to the change in deferred tax assets and pension asset values. Accounts payable and other liabilities provided $26.7 million due to the increase in scrap cost.
Investing activities: Net cash used in investing activities was $4.0 billion for the year ended December 31, 2007 compared to $515.0 million in the year ended December 31, 2006. For the year ended December 31, 2007, cash paid for acquisitions, net of the opening cash received from those operations, was $3.8 billion, capital expenditures totalled $173.8 million and the net sales of short-term investments were $20.0 million. The acquisitions in 2007 included Enco, Chaparral, Re-Bars, D&R, and VPI.
Financing activities: Net cash provided by financing activities was $3.7 billion in the year ended December 31, 2007 compared to net cash used in financing activities of $295.6 million in the year ended December 31, 2006. During 2007 the Company’s total outstanding debt increased by $2.6 billion in connection with the financing of the acquisition of Chaparral. In addition to the increased indebtedness, the Company completed an equity offering of 126.5 million common shares which raised net proceeds of $1.5 billion. In addition, during 2007, the Company redeemed the 10% Senior Notes due in 2013 that were acquired as part of the Chaparral acquisition for approximately $341.8 million, the Company paid $109.4 million in dividends, and the Company paid $40.7 million in additional deferred financing costs associated with entering into the new loans mentioned previously.
During 2007, the Company declared and paid total cash dividends of $0.35 per common share, including the special dividend of $0.27 per common share paid on March 9, 2007.
OUTSTANDING SHARES
As of February 29, 2008, the Company had 432,573,081 common shares outstanding.
CREDIT FACILITIES AND INDEBTEDNESS
The principal sources of liquidity are cash flows generated from operations and borrowings under the Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The Company’s principal liquidity requirements are working capital, capital expenditures and debt service.
The following is a summary of existing credit facilities and other long term debt:
Bridge Loan facility and Term Loan facility: On September 14, 2007, the Company financed its acquisition of Chaparral Steel Company, in part, by a $1.15 billion Bridge Loan Facility and a $2.75 billion Term Loan Facility. On November 7, 2007, the Company completed an offering of 126.5 million of its common shares. A portion of the proceeds of the equity offering of $1.5 billion, net of approximately $23.0 million of underwriting and other professional fees associated with the offering, was used to repay the Bridge Loan Facility in full .
The Term Loan Facility has tranches maturing between 5 and 6 years from the closing date and bears interest at LIBOR plus between 1.00% and 1.25%. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers. The Term Loan Facility includes financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to

GERDAU AMERISTEEL 2007 ANNUAL REPORT
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interest expense tests, and the value of Gerdau S.A.’s and certain of its subsidiaries’ receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The Term Loan Facility is unsecured but provides for a springing lien in the off-take supply contracts. The Term Loan Facility also contains customary covenants restricting the Company’s ability, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company may elect to prepay all or any portion of the loans under the Facility at any time without penalty or premium. After repaying $150.0 million of the Term Loan Facility with a portion of the proceeds of the equity offering, at December 31, 2007, there was $2.6 billion in borrowings outstanding under the term loan. The Company is in compliance with the terms of the Term Loan Facility.
Senior Secured Credit Facility: The Senior Secured Credit Facility provides commitments of up to $650.0 million and expires in October 2010. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company’s operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility is based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. Any borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable.
Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. The Company’s Senior Secured Credit Facility contains restrictive covenants that limit its ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit the Company’s ability to, among other things incur additional debt, issue redeemable stock and preferred stock, pay dividends on its common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.
On February 6, 2007, the Company completed an amendment to the Senior Secured Credit Facility which increased until July 31, 2007 the amount of net intercompany balances that are permitted to exist between the credit parties and the Company’s U.S. operating subsidiaries. The lenders concurrently waived a covenant non-compliance relating to these balances. The Company is in compliance with the terms of the Senior Secured Credit Facility.
At December 31, 2007, there were no borrowings and $583.0 million was available under the Senior Secured Credit Facility compared to no borrowings and $592.4 million available at December 31, 2006.
Capital Expenditures Credit Facility: On November 22, 2006, the Company entered into a credit facility with KfW IPEX-Bank to provide financing for capital expenditures. The facility is for $75.0 million, expires on November 30, 2008 and is secured by the equipment purchased with the financing. At December 31, 2007, there was $15.4 million drawn on the facility and at December 31, 2006, no amounts had been drawn on this facility.
Senior Notes: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured and are effectively junior to secured debt to the extent of the value of the assets securing such debt. The notes are ranked equally with all existing and future unsecured unsubordinated debt and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. The Company can call these senior notes at any time on or after July 15, 2007 at a redemption price ranging from 105 3/8% to 100%, depending on the year the call is made.
Industrial Revenue Bonds: The Company had $54.6 million of industrial revenue bonds outstanding at December 31, 2007 and $31.6 million at December 31, 2006. Approximately $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The Company assumed an additional industrial revenue bond in the amount of $4.2 million with the acquisition of the Beaumont, Texas facility in November 2004. The interest rates on these bonds range from 47% to 88% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2018, respectively. On May 3, 2007, Gerdau Ameristeel US Inc. entered into a new industrial revenue bond for the Jacksonville, Florida facility. The industrial revenue bond is for $23.0 million and matures on May 1, 2037. This bond is secured by a guarantee of the Company. The Jackson, Tennessee and Cartersville, Georgia bonds are secured by letters of credit issued under the Senior Secured Credit Facility. The interest on these bonds are payable monthly and the interest on Beaumont and Jacksonville bonds are payable semi-annually. The average weighted interest rate on these bonds is 4.69%.
Capital Leases: Gerdau Ameristeel had $0.2 million of capital leases at December 31, 2007 and $0.4 million of capital leases at December 31, 2006.
CAPITAL EXPENDITURES
Gerdau Ameristeel spent $173.8 million on capital projects in the year ended December 31, 2007 compared to $212.7 million in the year ended December 31, 2006. The most significant projects include a new melt shop and baghouse at the Jacksonville, Florida mill, a new caster at the Whitby, Ontario mill, and a new scrap loading facility and finishing end at the Wilton, Iowa mill.
OFF — BALANCE SHEET ARRANGEMENTS
Other than non-cancelable operating lease commitments, the Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities. The Company’s operating lease commitments are set out in the contractual obligation table below.
CONTRACTUAL OBLIGATIONS
The following table represents the Company’s contractual obligations as of December 31, 2007.

(US$ in thousands)	Total	Less than one Year	1 - 3 Years	4 - 5 Years	After 5 Years
Total debt (1)	$3,071,020	$15,589	$11	$2,500,820	$554,600

Interest	1,036,866	200,813	399,728	340,181	96,144

Operating leases (2)	72,889	12,269	19,482	15,762	25,376

Capital expenditures (3)	236,100	177,075	41,318	17,707	—

Unconditional purchase obligations (4)	171,839	171,839	—	—	—

Pension funding obligations (5)	37,022	37,022	—	—	—

Total contractual obligations	$4,625,736	$614,607	$460,539	$2,874,470	$676,120

(1)	Total amounts are included in the December 31, 2007 Consolidated Balance Sheet. See Note 8, Long-term Debt, to the Consolidated Financial Statements.

(2)	Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2007.

(3)	Purchase obligations for capital expenditure projects in progress.

(4)	A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(5)	Pension plan and other post retirement plan contributions beyond 2008 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension plan assets.
As of December 31, 2007, the Company had $17.3 million of unrecognized tax benefits not included in the contractual obligations table. Based on the uncertainties associated with the settlement of these items, the Company is unable to make reasonably reliable estimates of the period of the potential cash settlements, if any, with taxing authorities.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
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SELECTED CONSOLIDATED FINANCIAL INFORMATION
The selected consolidated financial data below is presented in U.S. GAAP.
(US$ in thousands, except per share data)
ANNUAL RESULTS

Years Ended December 31,		2005	2006	2007

Net sales		$3,897,143	$4,464,203	$5,806,593

Net income		299,647	374,596	537,869

Earnings per common share, basic		0.98	1.23	1.66

Earnings per common share, diluted		0.98	1.23	1.65

Total assets		2,829,451	3,176,388	8,428,520

Total long-term debt		529,331	431,441	3,055,431

Cash dividends per common share		0.22	0.30	0.35

QUARTERLY RESULTS

2007	March 31,	June 30,	September 30,	December 31,

Net sales	$1,342,996	$1,331,818	$1,397,176	$1,734,603

Cost of sales	1,068,872	1,051,191	1,127,924	1,375,393

Net income	133,535	139,128	123,814	141,392

Earnings per common share, basic	0.44	0.46	0.41	0.37

Earnings per common share, diluted	0.44	0.45	0.40	0.37

2006 (As Amended)

Net sales	$1,059,230	$1,205,790	$1,160,050	$1,039,133

Cost of sales	862,162	970,785	932,909	851,300

Net income	88,845	127,633	91,436	66,682

Earnings per common share, basic	0.29	0.42	0.30	0.22

Earnings per common share, diluted	0.29	0.42	0.30	0.22

FOURTH QUARTER RESULTS
The three months ended December 31, 2007 generated net income of $141.4 million as compared to net income of $66.7 million for the three months ended December 31, 2006. Total shipments of 2.2 million tons represented an increase of 47% from the same period of time in the prior year. Excluding the impact of the shipments from the acquisitions, shipments increased by approximately 8% as seasonal demand in the three months ended December 31, 2007 did not slow as much in comparison to the three months ended December 31, 2006, which was a result of our customer base reducing their high levels of inventory. In order to meet this reduced demand, the Company reduced production during the fourth quarter which significantly increased manufacturing costs as the fixed cost were spread over a reduced number of tons. The Company’s metal spread increased to $456 per ton in the three months ended December 31, 2007, an increase of $52 per ton from the three months ended December 31, 2006. For the three months ended December 31, 2007, the weighted average selling price increased $100 per ton from the weighted average selling price for the three months ended December 31, 2006, offset by increased scrap costs which were approximately $48 per ton more than the prior year. During the three months ended December 31, 2007, the Company recorded a significant foreign currency gain as a result of the volatility of the value of the Canadian dollar in relation to the US dollar which occurred. As previously reported, the Company recorded a pre-tax permanent impairment of approximately $9 million during the three months ended December 31, 2007 related to its investments in auction rate securities.
The Company’s financial results for the last three years reflect the following general trends: rising raw material costs with a corresponding rise in selling prices realized from both mill external steel sales and fabricated steel sales, rising steel production and sales volumes as a result of the growth through acquisitions. The quarterly trends are consistent with the explanations for annual trends over the last two years. Earnings per common share, basic and diluted for the three months ended December 31, 2007 was lower than the previous quarters reflecting the increase in the number of shares outstanding from the equity offering. Net sales and Earnings per common share, basic and diluted for the three months ended June 30, 2006 was higher than the other quarters in 2006 due to increased sales resulting from strong market demand. Net sales and Earnings per common share, basic and diluted for the three months ended September 30, 2006 was lower than the other quarters in 2006 due to the $41.8 million of accelerated depreciation and other costs associated with the Perth Amboy melt shop closure.
CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
Gerdau Ameristeel’s Consolidated Financial Statements are prepared in accordance with U.S. GAAP that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.
Critical accounting policies are those that may have a material impact on the Consolidated Financial Statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company’s accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.
REVENUE RECOGNITION
The Company’s products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers, when the risks of ownership and title are transferred.
The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provisions for estimated losses on construction contracts in progress are made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues and costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.
The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in advance of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in advance of revenues recognized.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
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ALLOWANCE FOR DOUBTFUL ACCOUNTS
The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management’s best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitates a change in estimated losses.
BUSINESS COMBINATIONS
Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of the Company’s acquisitions is assigned to intangible assets that require significant judgment in determining (i) fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. The company utilizes third-party valuation experts to assist in this process. Changes in the initial assumptions could lead to changes in amortization charges recorded in our financial statements.
ACCOUNTING FOR GOODWILL AND INTANGIBLE ASSETS
Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. Goodwill is reviewed for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The Company’s goodwill impairment reviews consist of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on our estimates of comparable market values. If this estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written-down to its implied fair value. Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. Intangible assets are reviewed for impairment annually.
LONG-LIVED ASSETS
The Company is required to assess potential impairments of long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment of Long-lived Assets” (“SFAS 144”), if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written-down to its estimated fair market value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company’s long-lived assets primarily include property, plant and equipment used in operations and property held for sale.
ACCOUNTING FOR INCOME TAXES
The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.
The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.
Effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of SFAS No. 109”. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company will consider many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.
ENVIRONMENTAL REMEDIATION
The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.
POST RETIREMENT BENEFITS
Primary actuarial assumptions are determined as follows:
•	The expected long-term rate of return on plan assets is based on the Company’s estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

•	The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company’s obligation and expense.

•	The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company’s long-term compensation policies. An increase in the rate would increase the Company’s obligation and expense.

•	The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company’s obligation and expense.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
MD&A
RECENTLY ISSUED ACCOUNTING STANDARDS
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. No material impact is expected with the adoption of SFAS 157.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS 159 is effective for fiscal years beginning after November 15, 2007, and early adoption is allowed under certain circumstances. No material impact is expected with the adoption of SFAS 159.
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R replaces FASB Statement No. 141, “Business Combinations,” (“SFAS 141”). SFAS 141R establishes the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements for business combinations. SFAS 141R applies to business combinations for which the acquisition date is on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 141R.
In December 2007, the FASB issued SFAS No. 160 “Non-Controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting for minority interests, now termed “non-controlling interests”. SFAS 160 requires non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 160.
SUBSEQUENT EVENTS
On February 12, 2008, in addition to the normal quarterly dividend, of $0.02, the Board of Directors also approved a special cash dividend of $0.25 per common share, payable March 13, 2008 to shareholders of record at the close of business on February 28, 2008.
On February 12, 2008, the Company announced that PCS will acquire the assets of Century Steel, Inc. (“CSI”), a reinforcing and structural steel contractor specializing in the fabrication and installation of structural steel and reinforcing steel products, for approximately $151.5 million. Concurrently with the acquisition of CSI, the Company will pay approximately $68.0 million to increase its equity participation in PCS to approximately 84%. These transactions are expected to close in the second quarter of 2008.
During March 2008, the Company entered into interest rate swaps, which qualify as cash flow hedges, to reduce its exposure to the variability in the floating USD LIBOR interest rate of the Term Loan Facility. These agreements have a notional value of $760 million, fixed interest rates between 4.6845% and 4.957% and expire in September 2013.

RISKS AND UNCERTAINTIES
Excess global capacity in the steel industry and the availability of competitive substitute material has resulted in intense competition, which may exert downward pressure on the prices of the Company’s products.
The Company competes with numerous foreign and domestic steel producers, largely mini-mill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers’ product specifications and delivery schedules. Global over-capacity in steel manufacturing has in the past had a negative impact on steel pricing and could adversely affect the Company’s sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company’s products, which could materially adversely affect its sales and profit margins. In addition, in the case of certain product applications, the Company and other steel manufacturers compete with manufacturers of other materials, including plastic, wood, aluminum (particularly in the automotive industry), graphite, composites, ceramics, glass and concrete. Product substitution could also have a negative impact on demand for steel products and place downward pressure on prices.
The cyclical nature of the steel industry and the industries we serve and economic conditions in North America and worldwide may cause fluctuations in the Company’s revenue and profitability.
The North American steel industry is highly cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. The Company is particularly sensitive to trends in cyclical industries such as the North American construction, appliance, machinery and equipment, and transportation industries, which are significant markets for the Company’s products.
Market conditions for steel products in the U.S. and Canadian markets have fluctuated over the years. Significant portions of the Company’s products are also destined for the steel service center industry. Many of the Company’s markets are cyclical in nature, which affects the demand for its finished products. A disruption or downturn in any of these industries or markets could materially adversely impact the Company’s financial condition, production, sales, margins and earnings. The Company is also sensitive to trends and events that may impact these industries or markets, including strikes and labor unrest.
The Company’s profitability can be adversely affected by increases in raw material and energy costs.
The Company’s operating results are significantly affected by the cost of steel scrap and scrap substitutes, which are the primary raw materials for the Company’s mini-mill operations. Prices for steel scrap are subject to market forces largely beyond the Company’s control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar and a strong global demand for steel scrap have resulted in steel scrap prices that are currently high. Metal spread, the difference between mill selling prices and scrap raw material cost, is currently well above previous ten year highs. The Company does not know how long these levels can be maintained and if scrap prices increase significantly without a commensurate increase in finished steel selling prices, the Company’s profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair the Company’s ability to compete with integrated mills and cause the Company’s’ production to decline and materially adversely affect sales and profit margins.

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Energy costs represent a significant portion of the production costs for the Company’s operations. Some of the Company’s mini-mill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand. This portion represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and therefore, are subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.
Imports of steel into North America have adversely affected and may again adversely affect steel prices, and despite trade regulation efforts, the industry may not be successful in reducing steel imports.
Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company’s sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and, in certain cases, have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter into the North American markets in the future resulting in price depression, which could materially adversely affect the Company’s ability to compete and maintain sales levels and profit margins.
A change in China’s steelmaking capacity or a slowdown in China’s steel consumption could have a material adverse effect on domestic and global steel pricing and could result in increased steel imports into North America.
A significant factor in the worldwide strengthening of steel pricing over the past several years has been the significant growth in steel consumption in China, which has outpaced that country’s manufacturing capacity to produce enough steel to satisfy its own needs. This had resulted in China being a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A reduction in China’s economic growth rate with a resulting reduction of steel consumption, coupled with China’s expansion of steel-making capacity, could have the effect of a substantial weakening of both domestic and global steel demand and steel pricing. Currently, it is believed that China’s supply of steel may soon exceed, and in some cases may already exceed, its demand for that product. Many Asian and European steel producers that had previously shipped their output to China are beginning to ship their steel products to other markets in the world including the North American market, which could cause a material erosion of margins through a reduction in pricing.
The integration with Chaparral may not be successful and may reduce profitability.
The acquisition of Chaparral involves risks relating to the difficulty of integrating the business, operations, products and services of Chaparral with those of the Company, as well as any unanticipated expenses related to such integration. Integration with Chaparral will require a substantial amount of the Company’s time. Diversion of the Company’s attention from its existing businesses, as well as problems that may arise in connection with the integration of the operations, may have a material adverse impact on the Company’s revenues and results of operations. Integration may result in additional expenses, which could negatively affect the Company’s results of operations and financial condition. In addition, the Company may discover that it has acquired undisclosed liabilities as a result of the acquisition of Chaparral. Although the Company conducted what it believes to be a prudent investigation in connection with the acquisition of Chaparral, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities or issues concerning Chaparral and the Company is not indemnified for any breaches of representations, warranties or covenants in the agreement relating to the acquisition of Chaparral. The Company may not succeed in addressing these risks or any other problems encountered in connection with the acquisition of Chaparral. The Company may not successfully integrate the business, operations or product lines of Chaparral with those of Gerdau Ameristeel, or realize all of the anticipated benefits and synergies of the acquisition, including expected annual pre-tax operating synergies in excess of $75.0 million by the end of 2008. If the benefits of the acquisition do not exceed the costs associated with the acquisition, the Company’s results of operations and financial condition could be materially adversely affected.
The Company’s participation in the consolidation of the steel industry could adversely affect the business.
The Company believes that there continues to be opportunity for future growth through selective acquisitions, given the pace of consolidation in the steel industry and the increasing trend of customers to focus on fewer key suppliers. As a result, the Company intends to continue to apply a selective and disciplined acquisition strategy. Future acquisitions, investments in joint ventures or strategic alliances, as well as the recent acquisition of Chaparral, will likely involve some or all of the following risks, which could materially adversely affect the Company’s business, results of operations or financial condition:
•	the difficulty of integrating the acquired operations and personnel into the existing business;

•	the potential disruption of ongoing business;

•	the diversion of resources, including management’s time and attention;

•	incurrence of additional debt;

•	the inability of management to maintain uniform standards, controls, procedures and policies;

•	the difficulty of managing the growth of a larger company;

•	the risk of entering markets in which the Company has little experience;

•	the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise;

•	the risk of contractual or operational liability to venture participants or to third parties as a result of the Company’s participation;

•	the risk of environmental or other liabilities associated with the acquired business;

•	the inability to work efficiently with joint venture or strategic alliance partners; and

•	the difficulties of terminating joint ventures or strategic alliances.
Acquisition targets may require significant capital and operating expenditures to return them to, or sustain, profitability. Acquisition candidates may also be financially distressed steel companies that typically do not maintain their assets adequately. Such assets may need significant repairs and improvements. The Company may also have to buy sizeable amounts of raw materials, spare parts and other materials for these facilities before they can resume, or sustain, profitable operation. Such financially distressed steel companies also may not have maintained appropriate environmental programs. These problems also may require significant expenditures by the Company or expose the Company to environmental liability.
Future acquisitions may be required for the Company to remain competitive, but the Company cannot assure that it can complete any such transactions on favorable terms or that it can obtain financing, if necessary, for such transactions on favorable terms. The Company also cannot assure that future transactions will improve its competitive position and business prospects as anticipated; if they do not, the Company’s results of operations may be materially adversely affected.

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Steel operations require substantial capital investment and maintenance expenditures which may encourage producers to maintain production in periods of reduced demand which may in turn exert downward pressure on prices for the Company’s products.
Steel manufacturing is very capital intensive, requiring the Company and other steel producers to maintain a large fixed-cost base requiring substantial maintenance expenditures. The high levels of fixed costs of operating a mini-mill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.
Unexpected equipment failures may lead to production curtailments or shutdowns.
Interruptions in the Company’s production capabilities would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company’s facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. The Company’s manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as its electric arc furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, including high-output transformers, and this equipment may, on occasion, incur downtime as a result of unanticipated failures. The Company has experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in production capabilities would adversely affect the Company’s productivity and results of operations. Moreover, any interruption in production capability may require the Company to make significant capital expenditures to remedy the problem, which would reduce the amount of cash available for operations. The Company’s insurance may not cover our losses. In addition, long-term business disruption could harm the Company’s reputation and result in a loss of customers, which could materially adversely affect the business, results of operations and financial condition.
The Company’s level of indebtedness could adversely affect its ability to raise additional capital to fund operations, limit the ability to react to changes in the economy or the industry and prevent it from meeting its obligations under its debt agreements.
The Company is highly leveraged. The Company borrowed $3.9 billion to fund the acquisition of Chaparral. The Company had $2.4 billion of net indebtedness as of December 31, 2007. The Company’s degree of leverage could have important consequences, including the following:
•	it may limit the ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	it may limit the ability to declare dividends on the common shares;

•	a portion of the cash flows from operations must be dedicated to the payment of interest on existing indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

•	certain of the Company’s borrowings, including borrowings under existing credit facilities, are at variable rates of interest and expose the Company to the risk of increased interest rates;

•	it may limit the ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to its competitors that have less debt;

•	the Company may be vulnerable in a downturn in general economic conditions; and

•	the Company may be unable to make capital expenditures that are important to its growth and strategies.
Under the terms of the existing credit facilities, the Company is permitted to incur additional debt in certain circumstances; doing so could increase the risks described above. The new credit facility entered into to finance the acquisition of Chaparral contains financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests. In addition, the term loan facility requires the value of Gerdau S.A.’s receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The new credit facilities are unsecured but provide for a springing lien in the Gerdau S.A. off-take supply contracts which would take effect upon the occurrence of certain events related to the supply contracts. The new credit facilities also contain customary covenants restricting the Company’s ability, including the ability of two of the Company’s subsidiaries, Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on the Company’s assets, enter into certain transactions with affiliates and enter into certain merger transactions. The senior secured revolving credit facility also contains customary restrictive covenants that limit the Company’s ability to, among other things, incur additional debt, issue redeemable stock and preferred stock, pay dividends on the common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations. These covenants will limit the Company’s discretion in the operation of the business.
Environmental and occupational health and safety laws and regulations affect the Company and compliance may be costly and reduce profitability.
The Company is required to comply with an evolving body of environmental and occupational health and safety laws and regulations (“EHS Laws”). These laws and regulations concern, among other things, air emissions, discharges to soil, surface water and ground water, noise control, the generation, handling, storage, transportation, and disposal of hazardous substances and wastes, the clean-up of contamination, indoor air quality and worker health and safety. These laws and regulations vary by location and can fall within federal, provincial, state or municipal jurisdictions. There is a risk that the Company has not been or, in the future, will not be in compliance with all such requirements. Violations could result in penalties or the curtailment or cessation of operations, any of which could have a material adverse effect on the Company’s results of operation and financial condition.
For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as particulate matter and mercury. Because the Company’s manufacturing facilities are emissions intensive, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the relevant government authority if any emissions limits are exceeded. The government authorities typically monitor compliance with these emissions limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop a certain activity; administrative penalties for violating certain EHS Laws; and regulatory prosecutions. The Company is also required to comply with a similar regime with respect to its wastewater. These EHS Laws restrict the type and amount of pollutants that Company facilities can discharge into receiving bodies of waters, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions through administrative orders and penalties and regulatory proceedings. The Company has installed pollution control equipment at its manufacturing facilities to address emissions and discharge limits, and has an environmental management system in place designed to reduce the risk of non-compliance.
EHS Laws relating to health and safety might also have a significant impact on the Company. Our manufacturing operations involve the use of large and complex machinery and equipment and exposure to various potentially hazardous substances. As a consequence, there is an inherent risk to workers’ health and safety. From time to time, workplace illnesses and accidents, including serious injury and fatalities, do occur. Any serious occurrences of this nature may have a material adverse effect on the Company’s results of operation and financial condition.
Other EHS Laws regulate the generation, storage, transport and disposal of hazardous waste. The Company generates certain wastes, including electric arc furnace (“EAF”) dust (also referred to as K061) and other contaminants, that are classified as hazardous and must be properly controlled and disposed of under applicable EHS Laws. Generally these laws require that hazardous wastes be transported by an approved hauler and

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delivered to an approved recycler or waste disposal site and, in some cases, rendered non-hazardous prior to disposal. The Company has in place a system for properly handling, storing and arranging for the disposal of the wastes it produces, but non-compliance remains an inherent risk, and could have a material adverse effect on our results of operation and financial condition.
Certain EHS Laws impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties. Liability may attach regardless of fault or the legality of the original disposal. Some of the Company’s present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require clean-up. The Company could be liable for the costs of such clean-ups. Clean-up costs for any contamination, whether known or not yet discovered, could be substantial and could have a material adverse effect on the Company’s results of operations and financial condition.
The Company has estimated clean-up costs based on a review of the anticipated remediation activities to be undertaken at each of its known contaminated sites. Although the ultimate costs associated with such remediation are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2007 to be approximately $15.5 million with these costs recorded as a liability in the financial statements.
Changes, such as new laws or enforcement policies, including currently proposed restrictions on the emissions of mercury and other pollutants, a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue and legislative responses to climate change, could have a material adverse effect on the Company’s business, financial condition, or results of operations.
The Company is required to obtain numerous governmental permits and approvals pursuant to EHS Laws. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances, including at the time the Company applies for renewal of existing permits. Failure to obtain or comply with the conditions of permits and approvals may adversely affect the Company’s results of operations and financial condition and may subject the Company to penalties. In addition, the Company may be required to obtain additional operating permits or governmental approvals and incur additional costs. The Company may not be able to meet all applicable regulatory requirements. Moreover, the Company may be subject to fines, penalties or other liabilities arising from actions imposed under EHS Laws. In addition, the Company’s environmental and occupational health and safety capital expenditures could materially increase in the future.
Laws and regulations intended to reduce greenhouse gases and other air emissions may be enacted in the future and could have a material adverse effect on the Company’s results of operations and financial condition.
The Company anticipates that its Canadian and U.S. operations may, in the future, be affected by federal, provincial, and state level climate change initiatives intended to reduce greenhouse gases and other air emissions. The steel industry in Canada, for example, has been involved in ongoing dialogue with the federal government with respect to the implementation of emission reduction requirements expected to be phased in beginning in 2010. Canadian provincial governments continue to actively debate a number of other legislative measures, some that have recently taken effect and others that could be in place in the relatively near term. The Province of Quebec, for example, became the first jurisdiction in North America to implement a carbon tax in October 2007, and British Columbia has proposed its own carbon tax that would take effect in July 2008. These taxes may be the beginning of a trend as jurisdictions across North America continue to consider measures to reduce greenhouse gas emissions. Meanwhile, certain state governments in the United States, including California, and growing coalitions of Western and northeastern/mid-Atlantic states are also taking active steps to achieve greenhouse gas emission reductions, and there is some indication that federal politicians are moving in a similar direction—in particular, various pieces of federal legislation that would limit greenhouse gas emissions have been introduced in the U.S. Congress, some form of which may be enacted at some point in the future. While the details of this emerging legislative regime are still in a state of flux in Canada and the United States, the outcome could have a material adverse effect on the Company’s results of operations and financial condition.

By seeking protection under bankruptcy laws, some of the Company’s competitors have been relieved of debt burdens and legacy costs which may enable them to operate more competitively.
Many U.S. and Canadian steel companies have sought bankruptcy protection over the last several years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental costs, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than the Company or other producers that have remained solvent.
The Company’s pension plans are currently underfunded.
The Company has several pension plans that are currently underfunded and adverse market conditions could require the Company to make substantial cash payments to fund the plans which could reduce cash available for other business needs. As of December 31, 2007, the aggregate value of plan assets of the Company’s pension plans (including supplemental retirement plans of the former Co-Steel) was $532.0 million, while the aggregate projected benefit obligation was $663.0 million, resulting in an aggregate deficit of $130.9 million for which the Company is responsible. The Company has made cash payments of $33.0 million to the defined benefit pension plan for the year ended December 31, 2007. Funding requirements in future years may be materially higher, depending on market conditions, and may restrict the cash available for the business.
The Company may not be able to successfully renegotiate collective bargaining agreements when they expire and financial results may be adversely affected by labor disruptions.
As at December 31, 2007, approximately 34% of the Company’s employees were represented by the United Steel Workers of America (“USWA”) and other unions under different collective bargaining agreements. The agreements have different expiration dates. In 2007, the Company reached new collective bargaining agreements with employees at the Beaumont, Texas, St. Paul, Minnesota, Wilton, Iowa, Whitby, Ontario, Selkirk, Manitoba, Joliet, Illinois, Sand Springs, Oklahoma and Calvert City, Kentucky facilities.
The Company may be unable to negotiate new collective bargaining agreements without any labor disruption when the existing agreements expire. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company’s operations. Labor organizing activities could occur at one or more of the Company’s other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company’s financial condition and results of operations.
The Company is exposed to fluctuations in interest rates.
Certain of the Company’s borrowings, primarily borrowings under the Company’s senior secured credit facility and the term loan facility, are at variable rates of interest and expose the Company to interest rate risk. If interest rates increase, the Company’s debt service obligations on the variable rate indebtedness would increase and the Company’s net income would decrease. Significant changes in interest rates can increase the Company’s interest expense and have a material adverse effect on its results of operations or financial condition.
Currency fluctuations could adversely affect the Company’s financial results or competitive position.
The Company reports results in U.S. dollars. A portion of net sales and operating costs are in Canadian dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may affect operating results. In addition, the Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar.

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In addition, fluctuations in the value of the Canadian and U.S. dollar relative to foreign currencies may adversely affect the Company’s business. A strong Canadian or U.S. dollar makes imported steel less expensive, potentially resulting in more imports of steel products into Canada or the United States by foreign competitors. As a result, the Company’s steel products that are made in Canada or the United States may become relatively more expensive as compared to imported steel, which could have a material negative impact on sales, revenues, margins and profitability.
Estimates used in the preparation of financial statements may differ from actual results.
The Company prepares financial statements in accordance with U.S. generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company’s financial results and results of operations.
The Company depends on senior management and may be unable to replace key executives if they leave.
The Company’s operations and prospects depend in large part on the performance of its senior management team. The Company does not have non-competition agreements with any of the executive officers other than Mario Longhi, the Company’s President and Chief Executive Officer. The Company cannot assure you that the executive officers will remain with the Company as employees. In addition, the Company cannot assure you that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of the senior management team or the difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on the Company’s business, financial condition and results of operations.
Gerdau S.A. and its controlling shareholders control the Company and are in a position to affect the Company’s governance and operations.
Gerdau S.A. beneficially owned approximately 66.5% of the Company’s outstanding common shares as at February 29, 2008 and Gerdau S.A., in turn, is controlled by the Gerdau Johannpeter family. Four of the ten directors on the Company’s board of directors are independent directors within the meaning of applicable laws. Three of the directors are members or former members of the management of Gerdau S.A., and four of the directors are members of the controlling family. For as long as Gerdau S.A. has a controlling interest in the Company, it will generally be able to approve any matter submitted to a vote of shareholders including, among other matters, the election of the board of directors and any amendment to the Company’s articles or by-laws. In addition, Gerdau S.A. is able to significantly influence decisions relating to the business and affairs of the Company, the selection of senior management, the Company’s access to capital markets, the payment of dividends and the outcome of any significant transaction (such as a merger, consolidation or sale of all or substantially all of the Company’s assets). The interest of Gerdau S.A. and the controlling family may be different from an investor’s interests and they may exercise their control over the Company in a manner inconsistent with an investor’s interests.
Changes in the credit and capital markets may impair the liquidity of the Company’s short-term investments, including investments in auction rate securities, which may adversely affect the Company’s financial condition and results of operations.
The Company has invested cash in short-term investments that are comprised of investment grade variable debt obligations (“auction rate securities”), which are asset-backed and categorized as available-for-sale. At December 31, 2007, the Company held $94.6 million of investments in these securities. Despite the long-term nature of the securities’ stated contractual maturities, the

Company has historically been able to quickly liquidate these securities. During 2007, auctions for certain auction rate securities failed because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities, or the securities mature. Although the Company intends to sell these investments when liquidity returns to the market for these securities, if the Company determines that an issuer of the securities is unable to successfully close future auctions, or redeem or refinance the obligations, the Company may be required to reclassify the investments from a current asset to a non-current asset. The Company’s entire $94.6 million marketable securities portfolio at December 31, 2007 consisted of such auction rate securities. These securities were rated between AA- and AAA by third party credit rating agencies. The Company continues to earn interest on these securities, including those subject to failed auctions. The Company recognized a pre-tax permanent impairment loss of approximately $9 million at December 31, 2007 related to these auction rate securities. The Company may recognize additional losses in the future if uncertainties in these markets continue or deteriorate further, which may have an adverse effect on the Company’s financial condition and results of operations.
The Company relies on its 50% owned joint ventures for a portion of its income and cash flow, but does not control them or their distributions.
The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed $54.1 million to net income for the year ended December 31, 2007, and $115.6 million to net income for the year ended December 31, 2006. The Company received $62.1 million of cash distributions from its joint ventures in the year ended December 31, 2007, and $101.6 million of cash distributions for the year ended December 31, 2006. However, as the Company does not control the joint ventures, it cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin’s existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control the joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures’, or the Company’s, best interests.

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has documented and evaluated the effectiveness of the internal control over financial reporting of the Company as of December 31, 2007 in accordance with the criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). This evaluation excluded our acquisitions of Chaparral Steel Company and Enco Materials, Inc., both wholly owned subsidiaries, which were acquired on September 14, 2007 and October 1, 2007, respectively, whose combined financial statement amounts constitute 41% and 56% of net and total assets, respectively, 9% of net sales and 3% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007, as described in Note 3 of the Notes to the Financial Statements.
Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007. Additionally, based on our assessment, we determined that there were no material weaknesses in internal control over financial reporting as of December 31, 2007.
Deloitte & Touche, LLP an independent registered certified public accounting firm, has audited and issued their report on the consolidated financial statements of the Company and the effectiveness of the Company’s internal controls over financial reporting.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Gerdau Ameristeel Corporation
Tampa, Florida
We have audited the accompanying consolidated balance sheet of Gerdau Ameristeel Corporation and subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of earnings, changes in shareholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Chaparral Steel Company and Enco Materials, Inc., which were acquired on September 14, 2007 and October 1, 2007, respectively, and whose combined financial statements constitute 41% and 56% of net and total assets, respectively, 9% of net sales and 3% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at Chaparral Steel Company and Enco Materials, Inc. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of their operations and their cash flows for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Certified Public Accountants
Tampa, Florida
March 24, 2008

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Gerdau Ameristeel Corporation :
In our opinion, the consolidated balance sheet as of December 31, 2006 and the related consolidated balance sheet and the related consolidated statement of earnings, of shareholders’ equity and comprehensive income and of cash flows for the year then ended appearing on pages 35 through 73 of Gerdau Ameristeel’s 2007 Annual Report to Shareholders which has been incorporated by reference in this 6-K present fairly, in all material respects, the financial position of Gerdau Ameristeel Corporation and its subsidiaries at December 31, 2006, and the results of their operations and their cash flows for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gallatin Steel Company, a 50% owned joint venture, which statements reflect total assets of 6 percent of the related consolidated totals as of December 31, 2006 and 2005 and total sales of 10 percent and 11 percent of the related consolidated totals for the years ended December 31, 2006 and 2005, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Gallatin Steel Company, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Tampa, Florida
March 16, 2007 except as it relates to Note 19, as to which the date is September 28, 2007, and Note 2 as it relates to planned major maintenance activities as to which the date is November 16, 2007

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	December 31, 2007	December 31, 2006
		As Amended (Note 2)

ASSETS

Current Assets

Cash and cash equivalents	$547,362	$109,236

Restricted cash	—	498

Short-term investments	94,591	123,430

Accounts receivable, net	705,929	460,828

Inventories	1,203,107	820,485

Deferred tax assets	21,779	38,538

Costs and estimated earnings in excess of billings on uncompleted contracts	3,844	2,977

Income taxes receivable	23,986	23,623

Other current assets	25,880	17,428

Total Current Assets	2,626,478	1,597,043

Investments in 50% Owned Joint Ventures	161,168	167,466

Property, Plant and Equipment, net	1,908,617	1,119,458

Goodwill	3,050,906	252,599

Intangibles	598,528	9,216

Deferred Financing Costs	44,544	12,029

Deferred Tax Assets	12,433	12,948

Other Assets	25,846	5,629

TOTAL ASSETS	$8,428,520	$3,176,388

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Accounts payable and accrued liabilities	$376,634	$317,425

Accrued salaries, wages and employee benefits	169,658	110,237

Accrued interest	40,631	20,909

Income taxes payable	28,143	19,478

Accrued sales, use and property taxes	11,970	8,024

Current portion of long-term environmental reserve	3,704	12,238

Billings in excess of costs and estimated earnings on uncompleted contracts	17,448	15,443

Other current liabilities	25,901	19,629

Current portion of long-term borrowings	15,589	214

Total Current Liabilities	689,678	523,597

Long-term Borrowings, Less Current Portion	3,055,431	431,441

Accrued Benefit Obligations	252,422	238,503

Long-term Environmental Reserve, Less Current Portion	11,830	9,993

Other Liabilities	78,401	38,082

Deferred Tax Liabilities	433,822	53,733

Minority Interest	42,321	27,581

TOTAL LIABILITIES	4,563,905	1,322,930

Contingencies, commitments and guarantees

Shareholders’ Equity

Capital stock	2,547,123	1,016,287

Retained earnings	1,253,196	828,998

Accumulated other comprehensive income	64,296	8,173

TOTAL SHAREHOLDERS’ EQUITY	3,864,615	1,853,458

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,428,520	$3,176,388

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)

	Year Ended
	December 31, 2007	December 31, 2006
		As Amended (Note 2)

NET SALES	$5,806,593	$4,464,203

OPERATING EXPENSES

Cost of sales (exclusive of depreciation and amortization)	4,623,380	3,617,156

Selling and administrative	198,032	191,778

Depreciation	143,284	142,985

Amortization	26,151	676

Other operating (income) expense, net	(1,587)	5,687

	4,989,260	3,958,282

INCOME FROM OPERATIONS	817,333	505,921

INCOME FROM 50% OWNED JOINT VENTURES	54,079	115,606

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	871,412	621,527

OTHER EXPENSES

Interest expense	107,738	62,525

Interest income	(17,977)	(18,906)

Foreign exchange (gain) loss, net	(33,321)	1,135

Writedown of short-term investments	8,879	—

Amortization of deferred financing costs	9,282	2,829

Minority interest	23,080	2,713

	97,681	50,296

INCOME BEFORE INCOME TAXES	773,731	571,231

INCOME TAX EXPENSE	235,862	196,635

NET INCOME	$537,869	$374,596

EARNINGS PER COMMON SHARE — BASIC	$1.66	$1.23

EARNINGS PER COMMON SHARE — DILUTED	$1.65	$1.23

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(US$ in thousands)

				Accumulated Other
		Capital		Comprehensive
	Number of Shares	Stock	Retained Earnings	Income	Total

Balances at December 31, 2005	304,471,493	$1,010,341	$545,789	$33,263	$1,589,393

Net income			374,596		374,596

Other comprehensive income:

Foreign exchange				7	7

Minimum pension liability, net of tax of $(8,515)				15,053	15,053

Comprehensive income					389,656

FAS 158 transition amount, net of tax of $24,897				(40,150)	(40,150)

Dividends			(91,387)		(91,387)

Employee stock options	905,110	5,946			5,946

Balances at December 31, 2006	305,376,603	$1,016,287	$828,998	$8,173	$1,853,458

Net income			537,869		537,869

Other comprehensive income:

Foreign exchange				42,982	42,982

Net gain from pensions and postretirement plans, net of tax provision of $(7,823)				13,141	13,141

Comprehensive income					593,992

Adoption of FIN 48			(4,305)		(4,305)

Stock issuance	126,500,000	1,526,785			1,526,785

Dividends			(109,366)		(109,366)

Employee stock options	586,581	4,051			4,051

Balances at December 31, 2007	432,463,184	$2,547,123	$1,253,196	$64,296	$3,864,615

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)

	Year Ended
	December 31, 2007	December 31, 2006
		As Amended (Note 2)

OPERATING ACTIVITIES

Net income	$537,869	$374,596

Adjustment to reconcile net income to net cash provided by operating activities:

Minority interest	23,080	2,713

Depreciation	143,284	142,985

Amortization	26,151	676

Amortization of deferred financing costs	9,282	2,829

Write off unamortized fair value market adjustment	—	5,604

Deferred income taxes	20,988	(309)

Loss (gain) on disposition of property, plant and equipment	3,295	(8,914)

Income from 50% owned joint ventures	(54,079)	(115,606)

Distributions from 50% owned joint ventures	62,078	101,576

Facilities closure expenses	3,178	9,400

Compensation cost from share-based awards	21,522	34,371

Realized loss on writedown of short-term investments	8,879	—

Excess tax benefits from share-based payment arrangements	(1,159)	(1,998)

Changes in operating assets and liabilities, net of acquisitions:

Accounts receivable	(30,037)	23,483

Inventories	(9,710)	(10,594)

Other assets	(26,937)	(21,551)

Liabilities	26,701	(33,652)

NET CASH PROVIDED BY OPERATING ACTIVITIES	764,385	505,609

INVESTING ACTIVITIES

Additions to property, plant and equipment	(173,786)	(212,663)

Proceeds received from the disposition of property, plant and equipment	1,371	14,110

Acquisitions	(4,354,735)	(214,938)

Opening cash from acquisitions	528,980	21,934

Change in restricted cash	498	(25)

Purchases of short-term investments	(592,240)	(1,531,535)

Sales of short-term investments	612,200	1,408,105

NET CASH USED IN INVESTING ACTIVITIES	(3,977,712)	(515,012)

FINANCING ACTIVITIES

Proceeds from issuance of new debt	4,087,410	—

Payments on term borrowings	(1,450,264)	(6,637)

Additions to deferred financing costs	(40,725)	(404)

Retirement of bonds	(341,759)	(88,493)

Retirement of convertible debentures	—	(111,990)

Cash dividends	(109,366)	(91,387)

Distributions to subsidiary’s minority shareholder	(8,340)	—

Proceeds from issuance of employee stock purchases	1,258	1,290

Proceeds from issuance of common stock, net	1,526,785	—

Excess tax benefits from share-based payment arrangements	1,159	1,998

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	3,666,158	(295,623)

Effect of exchange rate changes on cash and cash equivalents	(14,705)	3

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	438,126	(305,023)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	109,236	414,259

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$547,362	$109,236

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ in thousands)
NOTE 1 — BASIS OF PRESENTATION
The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers.
As of December 31, 2007, Gerdau S.A. indirectly owned approximately 66.5% of the Company’s common shares outstanding.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All dollar amounts are reported in United States dollars unless otherwise indicated.
Consolidation: The consolidated financial statements include the accounts of the Company, its subsidiaries and its majority owned joint ventures. The results of companies acquired during the year are included in the consolidated financial statements from the effective date of acquisition. All intercompany transactions and accounts have been eliminated in consolidation.
Joint Ventures and Other Investments: The Company’s investment in Pacific Coast Steel (“PCS”), a 55% owned joint venture, is consolidated recording the 45% interest not owned as a minority interest. The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures, and are recorded under the equity method. The Company evaluates the carrying value of the investments to determine if there has been impairment in value considered other than temporary, which is assessed by reviewing cash flows and operating income. If impairment is considered other than temporary, a provision is recorded.
Revenue Recognition and Allowance for Doubtful Accounts: The Company recognizes revenues from most sales and the allowance for estimated costs associated with returns from these sales when the product is shipped and title is transferred to the buyer. Provisions are made for estimated product returns and customer claims based on estimates and actual historical experience. If the historical data used in the estimates does not reflect future returns and claims trends, additional provisions may be necessary. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. Freight costs are classified as part of cost of sales.
The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provisions for estimated losses on construction contracts in progress are made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues and costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.

The asset “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in advance of revenues recognized.
Cash and Cash Equivalents: The Company considers all cash on deposit and term deposits with original maturities of three months or less to be cash equivalents. Cash classified as restricted is restricted from use as the result of bonds pledged to environmental regulatory bodies.
Short Term Investments: From time to time, the Company invests excess cash in short-term investments that are comprised of investment grade variable rate debt obligations, known as auction rate securities, which are asset-backed and categorized as available-for-sale. At December 31, 2007 and 2006 the Company held $94.6 million and $123.4 million of investments in these securities, respectively. During 2006, the Company’s investments in these securities were recorded at cost, which approximated fair value due to their variable interest rates, which typically reset every 28 days. Despite the long-term nature of the securities’ stated contractual maturities, the Company historically had the ability to quickly liquidate these securities. During 2007, auctions for certain auction rate securities failed auction because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities or the securities mature. Although it is the Company’s intention to sell these investments when liquidity returns to the market for these securities, if the Company determines that an issuer of the securities is unable to successfully close future auctions, or redeem or refinance the obligations, the Company might have to reclassify the investments from a current asset to a non-current asset. The Company’s entire $94.6 million marketable securities portfolio at December 31, 2007, consisted of such auction rate securities. These securities were rated between AA- and AAA by third party credit rating agencies. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of marketable securities and auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. As a result of this analysis of other-than-temporary impairment factors, the Company recorded a permanent impairment of approximately $9 million (pre-tax) at December 31, 2007 related to these auction rate securities. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors. All income generated from these investments was recorded as interest income.
Accounts Receivables: Accounts receivables are recorded when invoices are issued. Accounts receivables are written off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company’s historical losses, review of specific problem accounts, existing economic conditions in the construction industry, and the financial stability of its customers. Generally, the Company considers accounts receivables past due after 30 days. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the Company customers. At December 31, 2007 and 2006, the allowance for doubtful accounts was $6.0 million and $4.0 million, respectively. Additionally, PCS has the right, under normal circumstances, to file statutory liens on construction projects where collection problems are anticipated. The liens serve as collateral for related accounts receivables.
Inventories: Billets and finished goods are valued at the lower of cost (calculated on an average cost basis) or net realizable value. Scrap, consumables and operating supplies inventories are valued at the lower of cost (calculated on an average cost basis) or replacement value. Consumables include mill rolls, which are recorded at cost and amortized to cost of sales based on usage.
Property, Plant and Equipment: Property, plant and equipment are recorded at cost. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Maintenance and repair expenses are charged against operating expenses as incurred; however, as is typical in the industry, certain major maintenance requires occasional shutdown and production curtailment. On January 1, 2007, the

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
Company adopted retrospectively Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP No. AUG AIR-1”). FSP No. AUG AIR-1 amended the guidance on the accounting for planned major maintenance activities, and it specifically precludes the use of the previously acceptable “accrue in advance” method. In accordance with these revised guidelines, the Company now records expenses for planned major maintenance activities and the costs for plant maintenance shutdowns as operating expenses as incurred. Previously the Company accrued for planned periodic major maintenance activities. The estimated cost of these shutdowns at December 31, 2006 was $2.2 million (also see Summary of Recent Accounting Pronouncements). Interest incurred in connection with significant capital projects is capitalized. Upon retirement or other disposition of property, plant and equipment, the cost and related allowances for depreciation are removed from the accounts and any resulting gain or loss is recorded in the statement of operations. Property, plant and equipment held for sale are carried at the lower of cost or net realizable value.
For financial reporting purposes, the Company provides for depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of 10 to 30 years for buildings and improvements and 4 to 15 years for other equipment.
Long-lived Assets: Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset’s carrying amount over the estimated fair values of the asset. Certain long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.
Asset Retirement Obligations: Asset retirement obligations represent legal obligations associated with the retirement of tangible long-lived assets that result from the normal operation of the long-lived asset. The costs associated with such legal obligations are accounted for under the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) and FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. The fair value of such obligations is based upon the present value of the future cash flows expected to be incurred to satisfy the obligation. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company will recognize a gain or loss for any difference between the settlement amount and the liability recorded. When certain legal obligations are identified with indeterminate settlement dates, the fair value of these obligations can not be reasonably estimated and accordingly a liability is not recognized. When a date or range of dates can reasonably be estimated for the retirement of that asset, the Company will estimate the cost of performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.
The Company may incur asset retirement obligations in the event of a permanent plan facility shutdown. Those facilities can be used for extended and indeterminate periods of time as long as they are properly maintained and/or upgraded. It is the Company’s practice and current intent to maintain these facilities and continue making improvements to them based on technological advances. As a result, the Company believes that the asset retirement obligations have indeterminate settlement dates because dates or ranges of dates upon which the Company would retire these assets cannot reasonably be estimated at this time. Therefore, at December 31, 2007, the Company cannot reasonably estimate the fair value of these liabilities. The Company will recognize these conditional asset retirement obligations in the periods in which sufficient information becomes available to reasonably estimate their fair value using established present value techniques.
Business Combinations: Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of the Company’s acquisitions is assigned to intangible assets that require significant judgment in determining (i) fair value and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. The Company utilizes third party valuation experts to assist in this process. Changes in the initial assumptions could lead to changes in amortization charges recorded in our financial statements.
Goodwill and Intangible Assets: Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. Goodwill is reviewed for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The Company’s goodwill impairment reviews consist of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on our estimates of comparable market values. If this estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written-down to its implied fair value. Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. Intangible assets are reviewed for impairment annually.
Deferred Financing Costs: Deferred financing costs incurred in relation to revolving and long term debt agreements, are reflected net of accumulated amortization and are amortized over the term of the respective debt instruments, which range from 5 to 30 years from the debt inception date. Deferred financing costs are amortized using the effective interest method.
Deferred Income Taxes: The liability method of accounting for income taxes is used whereby deferred income taxes arise from temporary differences between the book value of assets and liabilities and their respective tax value. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is recorded to the extent the Company concludes that it is considered more likely than not that a deferred tax asset will not be fully realized.
Pensions and Postretirement Benefits: The Company records plan assets, obligations under employee benefit plans and the related costs under the following policies:
•	The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is the current interest rate at the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of the obligations.
•	Pension assets are recorded at fair market value.
•	Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.
•	The excess of any net actuarial gain or loss exceeding 10% of the greater of the benefit obligation and the fair value of plan assets is included as a component of the net actuarial gain or loss recognized in accumulated other comprehensive income and subject to subsequent amortization to net periodic pension cost in future periods over the average remaining service period of the active employees.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
•	A plan curtailment will result if there has been a significant reduction in the expected future service of present employees. A net curtailment loss is recognized when the event is probable and can be estimated, a net curtailment gain is deferred until realized.
Environmental Liabilities: The Company provides for potential environmental liabilities based on the best estimates of potential clean-up and remediation estimates for known environmental sites. The Company employs a staff of environmental experts to administer all phases of its environmental programs, and uses outside experts where needed. These professionals develop estimates of potential liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the resulting environmental accrual.
Reporting Currency and Foreign Currency Translation: Operating revenue and expenses of the U.S. based operations arising from foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Gains or losses arising from the translation of such assets and liabilities are included in earnings.
Assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating revenue and expense items are translated at average exchange rates prevailing during the year. Equity is translated at historical rates, and the resulting cumulative foreign currency translation adjustments resulting from this process are included in accumulated other comprehensive income.
The consolidated financial statements have been prepared in U.S. dollars as this has been determined to be the functional currency of the Company.
Earnings Per Share: The financial statements include “basic” and “diluted” per share information. Basic per share information is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted per share information is calculated by also considering the impact of potential common stock in the weighted average number of shares outstanding. The Company’s potential common stock consists of employee and director stock options outstanding.
Stock-Based Compensation: Stock-based compensation grants prior to January 1, 2006 were accounted for under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”).
Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS 123R”) for its share-based compensation plans. The Company adopted SFAS 123R using the modified prospective transition method. Under this transition method, compensation cost recognized includes (a) the compensation cost for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and (b) the compensation cost for all share-based awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R.
Under SFAS 123R, the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard, which includes a binomial model and the Black-Scholes model. At the present time, the Company is continuing to use the Black-Scholes model. SFAS 123R also requires the Company to estimate forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reduction in expense as they occur.
Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in preparing these financial statements include (i) measurement of goodwill and related impairment, if any; (ii) the liability for litigation and regulatory matters; (iii) accounting for employee benefit plans; and (iv) estimated cost to complete for percentage of completion contracts which have a direct effect on gross profit. The application of purchase accounting also requires the use of estimation techniques in determining the fair value of the assets acquired and liabilities assumed.
Reclassifications: Certain amounts for prior years have been reclassified to conform to the 2007 presentation. Such reclassifications had no effect on amounts previously reported for net income or shareholders’ equity.
ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
On January 1, 2007, the Company adopted retrospectively Financial FSP No. AUG AIR-1, which amended the guidance on the accounting for planned major maintenance activities, and it specifically precludes the use of the previously acceptable “accrue in advance” method. In accordance with these revised guidelines, the Company now records expenses for planned major maintenance activities and the costs for plant maintenance shutdowns as operating expenses as incurred.
The adjustment for the change in accounting for planned major maintenance activities on the December 31, 2006 Consolidated Balance Sheet is as follows ($000s):

	As Originally	Impact of
	Reported	Adjustment	As Amended

Other current liabilities	$21,723	$(2,094)	$19,629

Total Current Liabilities	525,691	(2,094)	523,597

Deferred Tax Liabilities	52,963	770	53,733

Total Liabilities	1,324,254	(1,324)	1,322,930

Retained earnings	827,674	1,324	828,998

Total Shareholders’ Equity	1,852,134	1,324	1,853,458

Total Liabilities and Shareholders’ Equity	3,176,388	—	3,176,388

The adjustment for the change in accounting for planned major maintenance activities in the Consolidated Statements of Earnings for the year ended December 31, 2006 is as follows ($000s, except earnings per share data):

	Year Ended December 31, 2006
	As Originally
	Reported (After	Impact of
	Reclassifications)	Adjustment	As Adjusted

Cost of sales	$3,610,812	$6,344	$3,617,156

Income from Operations	512,942	(7,021)	505,921

Income Before Other Expenses and Income Taxes	628,548	(7,021)	621,527

Income Before Income Taxes	577,575	(6,344)	571,231

Income Tax Expense	198,929	(2,294)	196,635

Net Income	378,646	(4,050)	374,596

Earnings Per Common Share — Basic	$1.24	$(0.01)	$1.23

Earnings Per Common Share — Diluted	$1.24	$(0.01)	$1.23

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
As a result of the accounting change, retained earnings as of January 1, 2007 and 2006 increased from $827.7 million and $540.4 million, respectively, as originally reported, to $829.0 million and $545.8 million, respectively.
The adjustment for the change in accounting for planned major maintenance activities in the Consolidated Statements of Cash Flows, after certain reclassifications, for the year ended December 31, 2006 is reported below. The adjustment did not have any impact on the total operating, investing or financing activities presented in the Consolidated Statements of Cash Flows. ($000s)

	Year Ended December 31, 2006
	As Originally
	Reported (After	Impact of
	Reclassifications)	Adjustment	As Adjusted

Net income	$378,646	$(4,050)	$374,596

Deferred income taxes	1,985	(2,294)	(309)

Liabilities	(39,996)	6,344	(33,652)

The Company adopted prospectively the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007. As a result of the implementation of FIN 48, the Company recorded a net decrease to retained earnings of $4.3 million related to the Company’s reliance on Canadian proposed legislation. On December 14, 2007, the Canadian government enacted its proposed legislation which decreased the Company’s unrecognized tax benefit by $8.1 million in the fourth quarter of 2007. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months.
As of December 31, 2007, the Company had $17.3 million of unrecognized tax benefits, of which $12.3 million would, if recognized, decrease the Company’s effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows ($000s):

2007

Balance as of January 1, 2007	$20,565

Tax positions related to current year:

Gross additions	1,667

Gross reductions	—

Tax positions related to prior year:

Gross additions	1,427

Gross reductions	(8,051)

Settlements	—

Lapses in statute of limitations	(1,973)

UTBs acquired in a business combination	3,457

Changes due to translation of foreign currency	281

Balance as of December 31, 2007	$17,373

The above reconciliation of the gross unrecognized tax benefit will differ from the amount which would affect the effective tax rate due to the impact of the recognition of federal and state tax benefits.
The Company’s continuing practice is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. As of December 31, 2007, the Company had approximately $1.9 million of accrued interest and penalties related to its uncertain tax positions.
The tax years 2004 to 2007 remain open to examinations in the United States and various state taxing jurisdictions. The tax years 1998 to 2007 remain open to examination by the Canadian taxing jurisdictions.
SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. No material impact is expected with the adoption of SFAS 157.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS 159 is effective for fiscal years beginning after November 15, 2007, and early adoption is allowed under certain circumstances. No material impact is expected with the adoption of SFAS 159.
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R replaces FASB Statement No. 141, “Business Combinations,” (“SFAS 141”). SFAS 141R establishes the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements for business combinations. SFAS 141R applies to business combinations for which the acquisition date is on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 141R.
In December 2007, the FASB issued SFAS No. 160 “Non-Controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting for minority interests, now termed “non-controlling interests”. SFAS 160 requires non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 160.
NOTE 3 — ACQUISITIONS
As part of its growth strategy, Pacific Coast Steel (“PCS”), a majority owned and consolidated joint venture of the Company, completed two acquisitions during 2007:
On June 17, 2007, the acquisition of the assets of Valley Placers, Inc. (“VPI”), a reinforcing steel contractor in Las Vegas, Nevada, for approximately $8.9 million. In addition to contracting activities,

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
VPI operates a steel fabrication facility and retail construction supply business. As a result of this acquisition, the Company recorded total assets of $6.6 million, goodwill and intangibles of $3.4 million and liabilities of $1.1 million.
On August 27, 2007, the acquisition of D&R Steel, LLC (“D&R”), a reinforcing steel contractor in Glendale, Arizona, for $4.9 million. As a result of this acquisition, the Company recorded total assets of $3.2 million, goodwill and intangibles of $3.0 million and liabilities of $1.3 million.
On September 14, 2007, the Company purchased the assets of Re-Bars Inc. (“Re-Bars”), an independent fabricator of concrete reinforcing steel servicing Savannah, Georgia and the surrounding areas, for $2.9 million. As a result of this acquisition, the Company recorded total assets of $1.0 million, goodwill and intangibles of $1.9 million.
On September 14, 2007, the Company completed its acquisition of Chaparral Steel Company (“Chaparral”), a leading producer of structural steel products in North America and also a major producer of steel bar products. As a result of the acquisition, management of the Company significantly increased the size and scale of the Company’s core long products including merchant bar/special sections. Additionally, the acquisition provides the Company with a broader distribution network within the industry. Chaparral operates two mini-mills, one located in Midlothian, Texas, and the other located in Petersburg, Virginia. The purchase price for the shares of Chaparral was $4.2 billion in cash, plus the assumption of certain liabilities of the acquired company.
On October 1, 2007, the Company acquired Enco Materials Inc. (“Enco”), a leader in the commercial materials market, including fabricated rebar, construction products, concrete forming and shoring material, as well as fabricated structural steel and architectural products for $46.6 million in cash, plus the assumption of certain liabilities of the acquired Company. As a result of this acquisition, the Company recorded total assets of $30.6 million, goodwill and intangibles of $28.7 million and liabilities of $12.7 million. Headquartered in Nashville, Tennessee, Enco has eight facilities located in Arkansas, Tennessee, and Georgia.
The financial statements of the Company include the results of these acquisitions from the date of acquisition.
In accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”) the acquisitions of VPI, D&R, Re-Bars and Enco were immaterial individually and in the aggregate and do not require further disclosure. The following table summarizes the fair value of assets acquired and liabilities assumed for Chaparral at the date of the acquisition, September 14, 2007. During the fourth quarter of 2007, the Company revised the purchase price allocation as a result of updated information regarding the fair values of certain assets and liabilities, resulting in a net increase of goodwill and intangibles of $12.6 million and $14.2 million, respectively. ($000s):

Current assets	$1,059,573

Property, plant and equipment	703,811

Intangible assets	605,671

Other long-term assets	11,519

Current liabilities	(503,796)

Long-term liabilities	(415,299)

Net fair market value	1,461,479

Goodwill	2,773,209

Total consideration allocated	$4,234,688

The preliminary purchase price allocation to the identifiable intangible assets is as follows ($000s):

		Remaining
		Useful life

Customer relationships	$561,000	15 years

Patented technology	29,000	5 years

Internally developed software	1,000	2 years

Order backlog	14,671	1.5 months

	$605,671

The $2.77 billion of goodwill has been allocated to the steel mills segment (see Note 17). The purchased intangibles and goodwill are not deductible for tax purposes. However purchase accounting requires the establishment of deferred tax liabilities on the fair value increments related to intangible assets that will be recognized as a tax benefit in future periods as the assets are amortized.
As allowed under SFAS 141, the Company has up to one year from the acquisition date to adjust the valuations of goodwill and intangible assets.
The following unaudited pro forma consolidated results of operations assume the acquisition of Chaparral was completed at the beginning of each of the periods shown below. Pro forma data may not be indicative of the results that would have been obtained had the acquisition actually occurred at the beginning of the periods presented, or of results which may occur in the future, ($000s):

	Year Ended	Year Ended
	December 31, 2007	December 31, 2006

Net Sales	$7,109,751	$6,055,237

Net Income	620,929	396,065

EARNINGS PER COMMON SHARE — BASIC	$1.92	$1.30

EARNINGS PER COMMON SHARE — DILUTED	$1.91	$1.30

The unaudited pro forma information presented above reflects the results of operations for the years ended December 31, 2007 and 2006 as though the acquisition had been completed at the beginning of each period. The fair value adjustment to inventory ($22 million net of tax) has been recorded as a reduction of net income in each period.
The pro forma information for the year ended December 31, 2007 has been prepared by combining (i) Gerdau Ameristeel’s consolidated statement of earnings for the year ended December 31, 2007, which includes Chaparral from September 14, 2007 the date of acquisition and (ii) Chaparral’s consolidated statement of operations for the nine months ended August 30, 2007, which was prepared by combining Chaparral’s consolidated statement of operations for the three months ended February 28, 2007, the three months ended May 31, 2007 and the three months ended August 31, 2007. The 2006 comparative information was prepared combining (i) Gerdau Ameristeel’s consolidated statement of earnings for the year ended December 31, 2006 and (ii) Chaparral’s consolidated statement of operations for the twelve months ended November 30, 2006, which was prepared by combining Chaparral’s consolidated statement of operations for the three months ended February 28, 2006, the three months ended May 31, 2006, the three months ended August 31, 2006 and three months ended November 30, 2006.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4 — INVENTORIES
Inventories consist of the following ($000s):

	December 31, 2007	December 31, 2006

Ferrous and non-ferrous scrap	$170,606	$92,107

Work-in-process	186,005	156,407

Finished goods	495,619	347,737

Raw materials (excluding scrap) and operating supplies	350,877	224,234

	$1,203,107	$820,485

NOTE 5 — PROPERTY, PLANT & EQUIPMENT
Property, plant and equipment consist of the following ($000s):

	December 31, 2007
		Accumulated	Net
	Cost	Depreciation	Book Value

Land and improvements	$162,476	$(9,529)	$152,947

Buildings and improvements	370,722	(54,667)	316,055

Machinery and equipment	1,995,013	(702,570)	1,292,443

Construction in progress	141,646	—	141,646

Property, plant and equipment held for sale	5,526	—	5,526

	$2,675,383	$(766,766)	$1,908,617

	December 31, 2006
		Accumulated	Net
	Cost	Depreciation	Book Value

Land and improvements	$93,732	$(6,260)	$87,472

Buildings and improvements	199,503	(41,325)	158,178

Machinery and equipment	1,228,398	(544,691)	683,707

Construction in progress	183,710	—	183,710

Property, plant and equipment held for sale	6,391	—	6,391

	$1,711,734	$(592,276)	$1,119,458

Capitalized interest costs for property, plant and equipment construction expenditures were approximately $11.9 million and $5.3 million for the years ended December 31, 2007 and 2006, respectively. The Company had open accounts payables and accruals at December 31, 2007 and 2006 of $2.9 million and $5.1 million, respectively, related to the purchases of property, plant and equipment.
During September 2006, the Company ceased operations of the melt shop at its Perth Amboy, New Jersey wire rod mill. As a result, the Company recorded $32.4 million of accelerated depreciation of buildings and equipment to write-off the melt shop assets of the mill. The Company also recorded an additional $9.4 million charge to other operating expenses. This charge includes estimated costs related to the termination of certain take or pay contracts, the write-off of certain equipment spares maintained in inventory, expected severance costs for the affected employees, and the estimated costs related to the disposal of dust from the baghouse.

NOTE 6 — GOODWILL AND INTANGIBLES
The change in the carrying amount of goodwill for the year ended December 31, 2007 is as follows ($000s):

Balance as of December 31, 2006	$252,599

Goodwill acquired during the year	2,800,231

Impairment of goodwill	(1,924)

Balance as of December 31, 2007	$3,050,906

During December 2007, the Company decided to sell the assets of the Atlas Steel downstream location. As a result, the Company recorded a $3.2 million charge to other operating expenses, consisting of charges to write-off certain inventory items of $1.3 million and goodwill of $1.9 million associated with this facility and allocated to the downstream segment.
Intangible assets are comprised of the following ($000s):

	December 31, 2007		December 31, 2006
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization

Customer relationships	$568,297	$(7,459)	$2,805	$(63)

Patented technology	29,220	(1,742)	220	(6)

Internally developed software	1,000	(500)	—	—

Order backlog	16,354	(15,333)	1,155	(140)

Trade name	3,850	(898)	3,850	(233)

Non-compete agreements	6,633	(894)	1,862	(234)

	$625,354	$(26,826)	$9,892	$(676)

For the year ended December 31, 2007, the Company recorded amortization expense related to its intangible assets of $26.2 million.
The estimated amortization expense for each of the five succeeding fiscal years is as follows ($000s):

	2008	2009	2010	2011	2012

Customer relationships	$87,132	$48,979	$50,342	$49,661	$46,936

Patented technology	5,813	5,813	5,813	5,813	4,091

Internally developed software	500	—	—	—	—

Order backlog	811	207	3	—	—

Trade name	770	770	770	642	—

Non-compete agreements	1,528	1,528	1,528	1,041	114

	$96,554	$57,297	$58,456	$57,157	$51,141

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
NOTE 7 — INVESTMENTS IN 50% OWNED JOINT VENTURES
The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures. The Company’s interests in the joint ventures have been accounted for using the equity method under which the Company’s proportionate share of earnings has been included in these consolidated financial statements.
The following table summarizes the results of these companies’ financial statements in which the Company owns 50%. The results exclude the impact of a purchase price adjustment, which reduced the basis of the assets at the time of the acquisition and, as a result, increases the income earned by joint ventures recorded by the Company ($000s):

	December 31, 2007	December 31, 2006

Balance Sheet

Current assets	$228,802	$208,615

Property, plant and equipment, net	190,442	211,734

Current liabilities	78,738	55,022

Long-term debt	4,532	5,659

Statement of Earnings

Sales	$957,106	$976,842

Income from operations	96,506	217,010

Income before income taxes	96,188	217,828

Net income	93,902	215,636

NOTE 8 — LONG — TERM DEBT
On September 14, 2007, the Company entered into a $1.15 billion Bridge Loan Facility and a $2.75 billion Term Loan Facility to finance its acquisition of Chaparral. By December 31, 2007, the Bridge Loan facility had been fully repaid and $150.0 million of the Term Loan had also been repaid.
The Term Loan Facility has tranches maturing between 5 and 6 years from the closing date and bearing interest at LIBOR plus between 1.00% and 1.25%. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers under both credit facilities. The Term Loan Facility includes financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests, and the value of Gerdau S.A.’s and certain of its subsidiaries’ receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The Term Loan Facility is unsecured but provides for a springing lien in the off-take supply contracts. The Term Loan Facility also contains customary covenants restricting the Company’s ability, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company is in compliance with the terms of the Term Loan Facility.
On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature on July 15, 2011 and were issued at 98% of face value. The Company amortizes the bond discount using the straight line method, which is not materially different from the effective interest method. The Company can call these senior notes at any time at a redemption price ranging from 105 3/8% to 100%, depending on the year the call is made.

On November 22, 2006, the Company entered into a credit facility with KfW IPEX-Bank (“KfW”) to provide financing for capital expenditures. The facility is for $75.0 million, expires on November 30, 2008 and is secured by the equipment purchased with the financing. At December 31, 2007 $15.4 million had been drawn on this facility and at December 31, 2006 no amounts had been drawn on this facility.
On October 31, 2005 the Company entered into a new Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010. On February 6, 2007, the Company completed an amendment to the Senior Secured Credit Facility which increased the amount of net intercompany balances that were permitted to exist between the credit parties and the Company’s U.S. operating subsidiaries until July 31, 2007. The lenders concurrently waived a covenant of non-compliance related to these balances. At December 31, 2007 the Company is in compliance with the terms of the Senior Secured Credit Facility. The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable. At December 31, 2007 and 2006, there was nothing drawn against this facility based upon available collateral under the terms of the agreement. At December 31, 2007 and 2006 approximately $583.0 million and $592.4 million, respectively, was available under the Senior Secured Credit Facility, net of $67.0 million of outstanding letters of credit.
The Company had $54.6 and $31.6 million of industrial revenue bonds outstanding at December 31, 2007 and 2006, respectively. Approximately $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The Company assumed an additional industrial revenue bond in the amount of $4.2 million with the acquisition of the Beaumont, Texas facility in November 2004. The interest rates on these bonds range from 47% to 88% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2018, respectively. On May 3, 2007, Gerdau Ameristeel US Inc. entered into a new industrial revenue bond for the Jacksonville, Florida facility. The industrial revenue bond is for $23.0 million and matures on May 1, 2037. This bond is secured by a guarantee of the Company. The Jackson, Tennessee and Cartersville, Georgia bonds are secured by letters of credit issued under the Senior Secured Credit Facility. The interest on these bonds are payable monthly and the interest on Beaumont and Jacksonville bonds are payable semi-annually. The average weighted interest rate on these industrial revenue bonds is 4.69%.
On September 18, 2007, the Company redeemed the Senior Notes that were acquired as part of the Chaparral acquisition for approximately $341.8 million.
Debt includes the following ($000s):

	December 31, 2007	December 31, 2006

Term Loan Facility, bearing interest of LIBOR plus 1.00% to 1.25%, due September 14, 2012	$1,600,000	$—

Term Loan Facility, bearing interest of LIBOR plus 1.25%, due September 14, 2013	1,000,000	—

Senior Notes, bearing interest of 10.375%, due July 2011, net of original issue discount	400,819	399,638

Industrial Revenue Bonds, bearing interest of 3.40% to 6.375%, due through May 2037	54,600	31,600

Credit facility with KfW, bearing interest of LIBOR plus 1.80%, due November 2008	15,399	—

Other, bearing interest of 6.25%, due through October 2010	202	417

	3,071,020	431,655

Less current portion	(15,589)	(214)

	$3,055,431	$431,441

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
The carrying amount of the Company’s floating rate debt instruments approximates fair value because the interest rates adjust periodically to the current market rates. The fair value of the Company’s fixed rate notes, the 10 3/8% Senior Notes, was $423.7 million and $438.4 million as of December 31, 2007 and 2006, respectively. Fair values were estimated based on quoted market prices from the trading desk of a nationally recognized investment bank.
The maturities of borrowings for the years subsequent to December 31, 2007, are as follows ($000s):

Amount

2008	$15,589

2009	6

2010	5

2011	1,200,820

2012	1,300,000

2013	500,000

Thereafter	54,600

$3,071,020

Cash paid for interest was $96.9 million and $45.4 million for the years ended December 31, 2007 and 2006, respectively.
The Company’s debt agreements contain covenants that require the Company to, among other things, maintain a minimum fixed charge coverage ratio. In addition, if the Company’s business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated.
NOTE 9 — RELATED PARTY TRANSACTIONS
From time to time in the normal course of business, the Company and/or certain of its subsidiaries make purchases and sales of steel products and raw materials from or to affiliated companies. For the years ended December 31, 2007 and 2006, the Company and/or certain of its subsidiaries purchased approximately 238,865 tons and 137,626 tons of steel products and raw materials from affiliated companies for $101.7 million and $55.6 million, respectively. For the year ended December 31, 2007, the Company and/or certain of its subsidiaries sold approximately 10,312 tons of steel products to affiliated companies for $4.8 million. There were no sales of steel products to affiliated companies for the year ended December 31, 2006. For the years ended December 31, 2007 and 2006, the Company recorded $1.2 million and $0.1 million of rent expense related to leases between PCS and entities controlled by management of PCS, respectively. These transactions do not represent a significant percentage of the Company’s total purchases, total sales or total lease transactions and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.

NOTE 10 — INCOME TAXES
The income tax expense is comprised of ($000s):

	Year Ended	Year Ended
	December 31, 2007	December 31, 2006

Current	$214,874	$196,944

Deferred	20,988	(309)

	$235,862	$196,635

Current income taxes:

Canada	$1,863	$(2,289)

U.S.	213,334	199,473

Other	(323)	(240)

	$214,874	$196,944

Deferred income taxes:

Canada	$5,043	$7,768

U.S.	15,945	(7,244)

Other	—	(833)

	$20,988	$(309)

Total provision for income taxes	$235,862	$196,635

The income tax expense differs from the amount computed by applying the Canadian statutory income tax rate (federal and provincial) to income before income taxes, as follows:

	Year Ended	Year Ended
	December 31, 2007	December 31, 2006

Income tax expense computed using Canadian statutory tax rates	$263,998	$194,904

Increased (decreased) by the tax effect of:

Tax exempt income	(36,704)	(25,024)

Effect of different rates in foreign jurisdictions	29,692	23,030

Deduction related to domestic production activities	(11,707)	(4,915)

Change in valuation allowance	(1,691)	2,316

Other-net	(7,726)	6,324

Income tax expense	$235,862	$196,635

Cash payments for income taxes	$201,455	$221,556

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
The components of the deferred tax assets and liabilities consist of the following:

	Year Ended	Year Ended
	December 31, 2007	December 31, 2006

Canada

Non-current deferred tax assets

Operating loss carryforwards	$23,404	$25,893

Pension and retirement accruals	21,405	24,703

Long-term liabilities not currently deductible	4,959	2,022

Other	505	—

Total non-current deferred tax assets	$50,273	$52,618

Non-current deferred tax liabilities

Property, plant and equipment	$37,840	$39,629

Other	—	41

Total non-current deferred tax liabilities	$37,840	$39,670

Net non-current deferred tax assets	$12,433	$12,948

United States

Current deferred tax assets

Accounting provisions not currently deductible for tax purposes	$21,779	$38,538

Non-current deferred tax assets

Operating loss carryforwards	$32,967	$20,995

Recycling and AMT credits	38,464	4,916

Pension and retirement accruals	54,844	52,738

Long-term liabilities not currently deductible	14,977	11,244

Other	—	86

	141,252	89,979

Less: Valuation allowance	(4,195)	(5,886)

Total non-current deferred tax assets	$137,057	$84,093

Non-current deferred tax liabilities

Property, plant and equipment	$554,170	$137,826

Other	16,709	—

Total non-current deferred tax liabilities	$570,879	$137,826

Net non-current deferred tax liabilities	$433,822	$53,733

Total gross deferred tax assets	$209,109	$175,249

Total gross deferred tax liabilities	$608,719	$177,496

As of December 31, 2007, the Company had a combined non-capital loss carryforward of approximately $80.6 million for Canadian tax purposes that expire on various dates between 2008 through 2027. The Company also had a net operating loss (“NOL”) carryforward of approximately $46.0 million for U.S. federal income tax purposes and $446.8 million for state income tax purposes that expire on various dates between 2010 and 2027.
Some of the NOL carryforwards are subject to annual limitations as outlined in Internal Revenue Code (“IRC”) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. The Company believes it is more likely than not that it will be able to realize the benefit of these losses subject to the annual limitations and, therefore, no valuation reserve has been recorded.
The Company believes its Canadian net deferred tax asset at December 31, 2007 of $12.4 million is more likely than not to be realized based on the combination of future taxable income from operations and various tax planning strategies that will be implemented, if necessary.
During 2007 the Company released a valuation allowance of $1.7 million and recorded a valuation allowance of $2.3 million in 2006. The valuation allowance release in 2007 relates to certain state tax loss carryforwards and recycling credits that management determined that it is more likely than not that these deferred tax assets would be realized.
For the year ending December 31, 2006, the Company recorded $4.2 million of U.S. income tax expense related to withholding taxes on anticipated repatriation to Canada of approximately $80.0 million from the US operations under the U.S. — Canadian Income Tax Treaty. The Company does not anticipate any Canadian income taxes on the earnings repatriation. The partial repatriation of earnings does not change the Company’s intentions to permanently reinvest the remaining undistributed earnings of the non-Canadian subsidiaries, and therefore, no additional provisions have been recorded.

NOTE 11 — POSTRETIREMENT BENEFITS
The Company maintains defined benefit pension plans covering the majority of its employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations. Many employees are also covered by defined contribution retirement plans for which Company contributions and expense amounted to approximately $12.2 million and $6.6 million for the years ended December 31, 2007 and 2006, respectively.
The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits.
The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company’s consolidated statements of financial position ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006

Change in Benefit Obligation

Benefit obligation at beginning of period	$590,284	$501,635	$110,676	$59,555

Acquisitions	25,879	45,365	—	47,362

Service cost	24,557	21,720	2,957	2,026

Interest cost	32,966	28,733	6,424	4,485

Plan participants’ contributions	—	—	1,659	1,036

Amendments	11,903	2,037	(1,218)	—

Actuarial (gain) loss	(48,174)	11,675	2,110	239

Benefits and administrative expenses paid	(24,327)	(20,795)	(6,450)	(4,015)

Medicare Part D subsidy	—	—	316	—

Foreign exchange (gain) loss	49,890	(86)	6,682	(12)

Benefit obligation at end of period	$662,978	$590,284	$123,156	$110,676

Change in Plan Assets

Fair value of plan assets at beginning of period	$459,566	$361,414	$—	$—

Acquisitions	9,372	35,261	—	—

Actual return on plan assets	10,520	54,319	—	—

Employer contribution	33,019	30,176	4,475	2,979

Plan participants’ contributions	—	—	1,659	1,036

Benefits and administrative expenses paid	(24,327)	(20,795)	(6,450)	(4,015)

Medicare Part D subsidy	—	—	316	—

Foreign exchange (loss) gain	43,897	(809)	—	—

Fair value of plan assets at end of period	$532,047	$459,566	$—	$—

Amounts Recognized in the Consolidated Balance Sheets

Other assets	$5,826	$1,894	$—	$—

Accrued salaries, wages and employee benefits	(1,949)	(457)	(5,542)	(4,328)

Accrued benefit obligations	(134,808)	(132,155)	(117,614)	(106,348)

Net asset/(liability) recognized, end of year	$(130,931)	$(130,718)	$(123,156)	$(110,676)

The accumulated benefit obligation for all defined benefit pension plans was $605.8 million and $526.2 million at December 31, 2007 and 2006, respectively. The funded status for all pension benefits plans was $(130.9) million and $(130.7) million at December 31, 2007 and 2006, respectively, and for other benefit plans was $(123.2) million and $(110.7) at December 31, 2007 and 2006, respectively.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
The amounts recognized in accumulated other comprehensive income at December 31, 2007 are as follows ($000s):

	Pension Benefits	Other Benefit Plans

Transition obligation	$1,575	$—

Prior service cost	15,319	(5,660)

Net actuarial (gain)/loss	54,670	15,408

	$71,564	$9,748

The amounts in accumulated other comprehensive income expected to be recognized as a component of net periodic benefit in 2008 is as follows ($000s):

	Pension Benefits	Other Benefit Plans

Amortization of transition liability	$229	$—

Amortization of prior service cost	4,394	(525)

Amortization of net actuarial loss	1,110	478

The components of net periodic benefit cost were as follows ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006

Components of Net Periodic Benefit Cost

Service cost	$24,557	$21,720	$2,957	$2,026

Interest cost	32,966	28,733	6,424	4,485

Expected return on plan assets	(35,675)	(29,519)	—	—

Amortization of transition liability	211	200	—	—

Amortization of prior service cost	4,536	2,252	(355)	(348)

Recognized actuarial loss	2,518	5,760	549	458

Net periodic benefit cost	$29,113	$29,146	$9,575	$6,621

Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006

Projected benefit obligation	$550,510	$534,151	$123,156	$110,676

Accumulated benefit obligation	500,642	472,147	123,156	110,676

Fair value of plan assets	418,107	401,545	—	—

The information for pension plans with a projected benefit obligation in excess of plan assets is the same as the information above for pension plans with an accumulated benefit obligation in excess of plan assets.

ASSUMPTIONS

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006

weighted-average assumptions used to determine benefits obligations at December 31,

Discount rate	5.50% to 6.25%	5.00% to 5.75%	5.50% to 6.25%	5.00% to 5.75%

Expected long-term return on plan assets	7.00% to 8.25%	7.00% to 8.40%	N/A	N/A

Rate of compensation increase	3.50% to 4.25%	2.50% to 4.25%	N/A	N/A

weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31,

Discount rate	5.00% to 6.00%	5.00% to 5.75%	5.00% to 5.75%	5.00% to 5.75%

Expected long-term return on plan assets	7.00% to 8.40%	7.25% to 8.40%	N/A	N/A

Rate of compensation increase	2.50% to 4.25%	2.50% to 4.25%	N/A	N/A

Assumed health care cost trend rates at December 31,

Health cost trend rate — initial	N/A	N/A	9.50% to 10.00%	8.50% to 11.00%

Health cost trend rate — ultimate	N/A	N/A	5.00% to 5.50%	5.50%

Year in which ultimate rate is reached	N/A	N/A	2013 to 2016	2010 to 2013

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 Percentage	1 Percentage
	Point Increase	Point Decrease

Effect on total of service cost and interest cost	$1,592	$(1,246)

Effect on postretirement benefit obligation	17,056	(13,973)

PLAN ASSETS
The Company’s pension plan weighted-average asset allocations at December 31, 2007 and 2006, by asset category are as follows:

	Plan Assets at December 31,
Asset Category	2007	2006

Equity securities	66.8%	66.8%

Debt securities	31.6%	31.5%

Real estate	0.4%	—

Other	1.2%	1.7%

Total	100.0%	100.0%

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
The Company has an Investment Committee that defines the investment policy related to the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under the plans by providing an adequately funded asset pool that is separate from and independent of Gerdau Ameristeel Corporation. To accomplish this objective, the fund shall be invested in a manner that adheres to the safeguards and diversity to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultant providers that advise and support the Investment Committee decisions and recommendations.
The asset mix policy will consider the principles of diversification and long-term investment goal, as well as liquidity requirements. In order to accomplish that, the target allocations range between 65% — 75% in equity securities and 35% — 25% in debt securities.
BENEFIT PAYMENTS
The expected benefit payments, in future years, are as follows ($000s):

			Other Benefit
		Other Benefit Plans	Plans After
Projected Benefit Payments	Pension Benefits	Before Subsidy	Subsidy

2008	$28,195	$5,885	$5,542

2009	29,544	6,185	5,796

2010	31,375	6,495	6,064

2011	33,395	6,919	6,452

2012	35,644	7,190	6,681

2013 to 2016	218,672	42,184	39,269

CONTRIBUTIONS
The Company expects to contribute $37.0 million to its pension plans in 2008.
MULTI-EMPLOYER PENSION PLANS
PCS, a majority owned and consolidated joint venture of the Company, is a contributor to trade union multi-employer pension plans. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employers Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to multi-employer plans if the employer withdraws from the plan or if the plan terminates. The Company’s contingent liability, if any, under these laws cannot be determined at this time. Contributions to these multi-employer pension plans totaled $20.7 million and $3.4 million for the years ended December 31, 2007 and 2006, respectively.
NOTE 12 — FINANCIAL INSTRUMENTS
The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined interest rate risks arising in the normal course of business. The Company entered into interest rate swaps, which qualify as fair value hedges, to reduce its exposure to changes in the fair value of its 10 3/8% Senior Notes. The agreements have a notional value of $200.0 million and an expiration date of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at December 31, 2007, was approximately $4.1 million.

NOTE 13 — SHAREHOLDERS’ EQUITY
Capital stock consists of the following shares:

	Authorized	Issued	Capital Stock
	Number	Number	(in thousands)

December 31, 2007

Common	Unlimited	432,463,184	$2,547,123

December 31, 2006

Common	Unlimited	305,376,603	$1,016,287

On November 7, 2007, the Company completed an offering in the United States and Canada of 126.5 million common shares. The net proceeds of the offering of approximately $1.5 billion, net of approximately $23.0 million of underwriting and other professional fees associated with the offering, were used to partially repay the loans incurred by the Company in connection with the acquisition of Chaparral (described in the Note 3 and Note 8). The common shares were sold in the United States and Canada at a price of US$12.25 per share.
During the year ended December 31, 2007, the Company declared and paid total cash dividends of $0.35 per common share. This resulted in a dividend payment of $109.4 million to shareholders.
At December 31, the components of accumulated other comprehensive income were as follows ($000s):

	2007	2006

Cumulative foreign currency translation adjustments, net of tax	$115,197	$68,354

Minimum pension liability adjustments, net of tax	(50,901)	(60,181)

Total	$64,296	$8,173

EARNINGS PER SHARE
The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

	Year Ended December 31,
	2007	2006

Basic earnings per share:

Basic net earnings	$537,869	$374,596

Average shares outstanding	323,968,001	304,751,921

Basic net earnings per share	$1.66	$1.23

Diluted earnings per share:

Diluted net earnings	$537,869	$374,596

Diluted average shares outstanding:

Average shares outstanding	323,968,001	304,751,921

Dilutive effect of stock options and share units	1,169,510	1,036,174

	325,137,511	305,788,095

Diluted net earnings per share	$1.65	$1.23

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2007, options to purchase 12,000 (211,500 at December 31, 2006) common shares were not included in the computation of diluted earnings per share as their inclusion would be anti-dilutive.
NOTE 14 — STOCK BASED COMPENSATION
The Company has several stock based compensation plans, which are described below.
The long-term incentive plans are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. The number of options and SARs awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option or SAR at the date the award is made. The value of the options and SARs are determined by the Human Resources Committee of the Company’s Board of Directors based on a Black-Scholes or other method for determining option values. All of the long term incentive awards vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting in the form of a cash payment. Options and SARs may be exercised following vesting. Options and SARs have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000.
An award of approximately $14.0 million was earned by participants for the year ended December 31, 2004 and was granted in phantom shares on March 1, 2005. An award of approximately $3.0 million was earned by participants in 2005 and was paid 50% in options and 50% in phantom stock. On March 20, 2006, the Company issued 202,478 options under this plan. An award of approximately $6.6 million was earned by participants for the year ended December 2006 and was granted 44% in SARs, 28% in options, and 28% in phantom stock. On March 1, 2007, the Company issued 454,497 options under this plan. A grant of approximately $1.2 million of SARs was provided to a participant in 2007. An award of approximately $8.3 million was earned by participants in 2007 and was granted 44% in SARs, 28% in options and 28% in phantom stock. On February 28, 2008, the Company issued 379,564 options, under this plan. These awards are being accrued over the vesting period.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the table below. Expected volatilities are based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected term (in years) is determined using historical data to estimate option exercise patterns. The expected dividend yield is based on the annualized dividend rate over the vesting period. The risk free interest rate is based on the rate for US Treasury bonds commensurate with the expected term of the granted option.

	2007	2006

Risk free interest rate	4.51%	4.68%

Expected life	6.25 years	6.25 years

Expected volatility	50.50%	47.39%

Expected dividend yield	4.00%	0.80%

The grant date fair value of stock options granted during the year ended December 31, 2007 was $4.08.
During the year ended December 31, 2007 and 2006, the Company recognized $0.9 million and $0.4 million, respectively, of stock compensation costs related to the options issued during 2007. The remaining unrecognized compensation cost related to unvested options at December 31, 2007 was approximately $1.3 million, and the weighted-average period of time over which this cost will be recognized is 3 years.
Under the employment agreement of the Company’s President and Chief Executive Officer (the “Executive”), effective as of June 1, 2005, the Executive is entitled to participate in a long-term incentive arrangement which provides that the Company will deliver 1,749,526 Common Shares as long as the Executive is Chief Executive Officer of the Company on June 1, 2015. In addition, the Executive is entitled to an amount of Common Shares equal to the amount of cash dividends payable on such Common Shares, plus an amount in cash equal to 100% of the amount by which $25 million exceeds, on June 1, 2015, the value of the 1,749,526 Common Shares, the amount of cash dividends payable on such Common Shares, plus the value of certain shares of Gerdau S.A. stock or American Depository Receipts of Gerdau S.A. awarded pursuant to the Executive’s separate employment agreement with Gerdau S.A., dated as of June 1, 2005, as long as the Executive is Chief Executive Officer of the Company on June 1, 2015.
In order to secure the Company’s obligations to deliver such Common Shares, the Company will deposit in trust such Common Shares over a period beginning at the end of the first year following the commencement of the start date and ending 10 years thereafter or such earlier date if the Executive is separated from service in certain circumstances. In the event that the Executive has a separation from service prior to June 1, 2015, due to termination without cause, termination by the Executive for any reason or termination for death or disability, the Executive will, in each instance, be entitled to a calculated portion of the Executive’s long-term incentive. The award is being accrued over the service period. Under this employment agreement, 474,313 shares have been issued to the trust.
The Corporation offers a Deferred Share Unit Plan (“DSUP”) for independent members of the board of directors. Under the DSUP, each director receives a percentage of their annual compensation in the form of deferred share units (“DSUs”), which are notional common shares of the Company. The issue price of each DSU is based on the closing trading value of the common shares on the meeting dates, and an expense is recognized at that time. The shares are subsequently marked to market and expensed accordingly. The DSU account of each director includes the value of dividends, if any, as if reinvested in additional DSUs. The director is not permitted to convert DSUs into cash until retirement from the board. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the outstanding DSUs was $1.3 million and $0.8 million at December 31, 2007 and 2006, respectively.
The Company and its predecessors had various other stock based plans. All amounts under these plans are fully vested. At December 31, 2007, there were 551,600 and 760,837 respectively, of SARs and options outstanding under these arrangements. The SARs are recorded as a liability and benefits are charged to expense. No further awards will be granted under these prior plans.
For the year ended December 31, 2007 and 2006 the Company recorded $22.7 million and $34.4 million, respectively, of expenses to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements.
The following table summarizes stock options outstanding as of December 31, 2007, as well as activity during the year then ended:

		Weighted-Average
	Number of Shares	Exercise Price

Outstanding at December 31, 2006	1,418,511	$5.37

Granted	454,497	10.90

Exercised	(360,788)	3.46

Forfeited	(25,051)	9.15

Expired	(199,500)	22.77

Outstanding at December 31, 2007 (a)	1,287,669	$5.92

Options exercisable	760,837	$2.76

(a)	At December 31, 2007, the weighted-average remaining contractual life of options outstanding and exercisable was 5.57 years and 1.88 years, respectively.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2007 and 2006, the aggregate intrinsic value of shares outstanding and options expected to vest was $10.8 million and $7.0 million, respectively. At December 31, 2007 and 2006, the aggregate intrinsic value of options exercisable was $8.9 million and $7.0 million, respectively. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.
Cash proceeds, tax benefits and intrinsic value related to total stock options exercised and fair value of shares vested during the year ended December 31, 2007 are provided in the following table ($000s):

	2007	2006

Proceeds from stock options exercised	$1,258	$1,290

Tax benefit related to stock options exercised	1,159	1,998

Intrinsic value of stock options exercised	3,765	4,694

Total fair value of shares vested	10,648	8,960

The following table summarizes information about options outstanding at December 31, 2007:

		Weighted-Average
Exercise Price		Remaining	Weighted-Average
Range US$	Number Outstanding	Contractual Life	Exercise Price	Number Exercisable

$1.38	170,022	3.7	$1.38	170,022

$1.80 to $1.91	353,672	3.1	1.84	353,672

$2.12 to $2.96	182,326	1.7	2.69	182,326

$9.50 to $10.90	569,649	8.9	10.47	42,817

$22.70 (1)	12,000	0.3	22.70	12,000

	1,287,669			760,837

Note: (1) these options are denominated in Canadian dollars and have been translated to US$ using the exchange rate at December 31, 2007.
NOTE 15 — CONTINGENCIES AND COMMITMENTS
ENVIRONMENTAL
As the Company is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace (“EAF”) dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust is subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Company believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are expensed as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.
In general, the Company’s estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company’s process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the present value of total remaining costs to be approximately $15.5 million and $22.2 million as of December 31, 2007 and 2006, respectively. Of the $15.5 million of costs recorded as a liability at December 31, 2007, the Company expects to pay approximately $3.7 million during the year ended December 31, 2008.
Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company’s consultants and third party estimates of costs of remediation-related services provided to the Company of which the Company and its consultants are aware, the Company and its consultants believe that the Company’s cost estimates are reasonable. Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not differ from the estimated remediation costs.
In April 2001, the Company was notified by the Environmental Protection Agency (“EPA”), of an investigation that identifies the Company as a potential responsible party (“PRP”) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, last operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) with the Company named as a defendant and seeking damages of $16.6 million. CERCLA imposes joint and several strict liability in connection with environmental contamination. The Company was included in this action because the Company allegedly shipped EAF dust to the Pelham site. In May 2007, the Company paid the EPA $7.25 million to settle the claim.
OTHER CLAIMS
In the normal course of its business, various lawsuits and claims are brought against the Company. The Company vigorously contests any claim which it believes is without merit. Management believes that any claims will not have a material effect on the financial position, consolidated earnings or the cash flows of the Company.
OPERATING LEASE COMMITMENTS
The Company leases certain equipment and real property under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows ($000s):

Year Ended December 31,	Amount

2008	$12,269

2009	10,311

2010	9,171

2011	8,648

2012	7,114

Thereafter	25,376

$72,889

Rent expense related to operating leases was $28.2 million and $27.9 million for the years ended December 31, 2007 and 2006, respectively.
Certain of the operating lease commitments of the former Co-Steel entities were at lease rates in excess of fair value as of the acquisition date. Accordingly, a purchase accounting liability was recorded by the Company for the present value of the unfavorable lease commitments.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
SERVICE COMMITMENTS
The Company has long-term contracts with several raw material suppliers. The Company typically realizes lower costs and improved service from these contracts. The Company believes these raw materials would be readily available in the market without such contracts.
NOTE 16 — OTHER OPERATING (INCOME) EXPENSE
For the year ended December 31, 2007, the Company charged to other operating expenses, net the amount of $3.2 million related to costs associated with the Atlas Steel closure.
Other operating expense, net for the year ended December 31, 2006, consists of a gain on the sale of certain non-core land and buildings of $8.9 million, $2.9 million collected under the U.S. Continued Dumping Subsidy Offset Act, and the repayment by former members of management of certain loans that had previously been written off of approximately $1.3 million. Offsetting these items are the following expense items: $9.4 million related to costs associated with the Perth Amboy melt shop closure, increases in environmental reserves related to remediation and outstanding environmental claims of approximately $7.7 million, and $2.0 million related to the start-up costs of the Beaumont mill following the 2005 labor disruption.
NOTE 17 — SEGMENT INFORMATION
The Company is organized into two primary business segments: (a) Steel mills which produce long products, including rebar, merchant bar/special sections and wire rod and (b) Downstream products which include rebar fabrication, rail road spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls and wire mesh. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation, based on the same accounting policies discussed in Note 2. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets primarily include cash; investment in 50% owned joint ventures; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes selling and administrative expenses, interest income, interest expense, minority interest, short-term investments and income tax expense that may not be directly attributable to either specific segment.

Operational results for the two business segments and other financial data is based on the geographic location of those operations for the years ended December 31 are presented below ($000s):

	Year Ended	Year Ended
	December 31, 2007	December 31, 2006

Revenue from external customers:

Steel mills	$4,469,105	$3,517,940

Downstream products	1,337,488	946,263

Total	$5,806,593	$4,464,203

Inter-company sales:

Steel mills	$695,261	$490,260

Downstream products	—	—

Corp/eliminations/other	(695,261)	(490,260)

Total	$—	$—

Total sales:

Steel mills	$5,164,366	$4,008,200

Downstream products	1,337,488	946,263

Corp/eliminations/other	(695,261)	(490,260)

Total	$5,806,593	$4,464,203

Operating income (loss):

Steel mills	$743,793	$505,066

Downstream products	109,483	60,702

Corp/eliminations/other	(35,943)	(59,847)

Total	$817,333	$505,921

Depreciation expense:

Steel mills	$119,118	$121,655

Downstream products	10,951	9,072

Corp/eliminations/other	13,215	12,258

Total	$143,284	$142,985

Amortization expense:

Steel mills	$24,269	$201

Downstream products	1,882	475

Corp/eliminations/other	—	—

Total	$26,151	$676

Segment assets:

Steel mills	$6,836,426	$2,131,872

Downstream products	610,141	497,664

Corp/eliminations/other	981,953	546,852

Total	$8,428,520	$3,176,388

Segment goodwill:

Steel mills	$2,927,780	$148,150

Downstream products	123,126	104,449

Corp/eliminations/other	—	—

Total	$3,050,906	$252,599

Segment intangibles:

Steel mills	$582,515	$1,111

Downstream products	16,013	8,105

Corp/eliminations/other	—	—

Total	$598,528	$9,216

Capital expenditures:

Steel mills	$150,732	$176,055

Downstream products	14,203	18,578

Corp/eliminations/other	8,851	18,030

Total	$173,786	$212,663

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
Geographic data is as follows:

	United States	Canada	Total

December 31, 2007

Revenue from external customers	$4,798,656	$1,007,937	$5,806,593

Property, plant and equipment	1,557,579	351,038	1,908,617

December 31, 2006

Revenue from external customers	$3,571,152	$893,051	$4,464,203

Property, plant and equipment	810,450	309,008	1,119,458

Revenues derived from any customer did not exceed 10% of consolidated revenues.
NOTE 18 — SUBSEQUENT EVENTS
On February 12, 2008, in addition to the normal quarterly dividend, of $0.02, the Board of Directors also approved a special cash dividend of $0.25 per common share, payable March 13, 2008 to shareholders of record at the close of business on February 28, 2008.
On February 12, 2008, the Company announced that PCS will acquire the assets of Century Steel, Inc. (“CSI”), a reinforcing and structural steel contractor specializing in the fabrication and installation of structural steel and reinforcing steel products, for approximately $151.5 million. Concurrently with the acquisition of CSI, the Company will pay approximately $68.0 million to increase its equity participation in PCS to approximately 84%. These transactions are expected to close in the second quarter of 2008.
During March 2008, the Company entered into interest rate swaps, which qualify as cash flow hedges, to reduce its exposure to the variability in the floating USD LIBOR interest rate of the Term Loan Facility. These agreements have a notional value of $760 million, fixed interest rates between 4.6845% and 4.957% and expire in September 2013.
NOTE 19 — FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS
Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of December 31, 2007 and December 31, 2006 is disclosed to comply with the reporting requirements of the Company’s Subsidiary Guarantors. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have joint and severally guaranteed the Company’s 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company and non wholly-owned subsidiaries, like Ameristeel Bright Bar, which have not fully and unconditionally guaranteed the Company’s 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2007
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED

ASSETS

Current Assets

Cash and cash equivalents	$21	$155,606	$391,165	$570	$—	$547,362

Short-term investments	—	—	94,591	—	—	94,591

Accounts receivable, net	—	53,510	545,229	107,190	—	705,929

Intercompany accounts receivable	—	—	33,108	951	(34,059)	—

Inventories	—	131,403	1,047,092	24,612	—	1,203,107

Deferred tax assets	—	—	21,779	—	—	21,779

Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	3,844	—	3,844

Income taxes receivable	11	699	22,378	898	—	23,986

Other current assets	—	7,732	16,597	1,551	—	25,880

Total Current Assets	32	348,950	2,171,939	139,616	(34,059)	2,626,478

Investments in Subsidiaries	465,995	3,390,102	170,261	—	(4,026,358)	—

Investments in 50% Owned joint ventures	—	—	161,168	—	—	161,168

Property, Plant and Equipment, net	—	259,782	1,634,442	14,393	—	1,908,617

Goodwill	—	—	2,974,488	76,418	—	3,050,906

Intangibles	—	—	591,308	7,220	—	598,528

Deferred Financing Costs	7,182	396	36,948	18	—	44,544

Deferred Tax Asset	—	5,070	7,363	—	—	12,433

Other Assets	—	7,201	18,525	120	—	25,846

TOTAL ASSETS	$473,209	$4,011,501	$7,766,442	$237,785	$(4,060,417)	$8,428,520

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Accounts payable and accrued liabilities	$—	$38,305	$333,239	$5,090	$—	$376,634

Intercompany accounts payable	1,854	14,204	—	—	(16,058)	—

Accrued salaries, wages and employee benefits	—	12,925	146,235	10,498	—	169,658

Accrued interest	19,259	37	21,335	—	—	40,631

Income taxes payable	—	—	28,143	—	—	28,143

Accrued sales, use and property taxes	—	607	11,363	—	—	11,970

Current portion of long-term environmental reserve	—	—	3,704	—	—	3,704

Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	17,448	—	17,448

Other current liabilities	—	3,621	17,944	4,336	—	25,901

Current portion of long-term borrowings	—	184	15,405	—	—	15,589

Total Current Liabilities	21,113	69,883	577,368	37,372	(16,058)	689,678

Long-term Borrowings, Less Current Portion	400,819	—	2,654,612	—	—	3,055,431

Related Party Borrowings	—	—	—	18,000	(18,000)	—

Accrued Benefit Obligations	—	70,371	182,051	—	—	252,422

Long-term Environmental Reserve, Less Current Portion	—	—	11,830	—	—	11,830

Other Liabilities	—	6,632	71,769	—	—	78,401

Deferred Tax Liabilities	—	—	433,822	—	—	433,822

Minority Interest	—	—	—	42,321	—	42,321

TOTAL LIABILITIES	421,932	146,886	3,931,452	97,693	(34,058)	4,563,905

TOTAL SHAREHOLDERS’ EQUITY	51,277	3,864,615	3,834,990	140,092	(4,026,359)	3,864,615

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$473,209	$4,011,501	$7,766,442	$237,785	$(4,060,417)	$8,428,520

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2006
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED

ASSETS

Current Assets

Cash and cash equivalents	$7,885	$16,025	$85,000	$326	$—	$109,236

Restricted cash	—	—	498	—	—	498

Short-term investments	—	—	123,430	—	—	123,430

Accounts receivable, net	—	45,089	328,381	87,358	—	460,828

Intercompany accounts receivable	—	—	107,435	—	(107,435)	—

Inventories	—	98,581	713,769	8,135	—	820,485

Deferred tax assets	—	—	38,538	—	—	38,538

Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	2,977	—	2,977

Income tax receivable	—	204	22,934	485	—	23,623

Other current assets	14	3,053	13,678	683	—	17,428

Total Current Assets	7,899	162,952	1,433,663	99,964	(107,435)	1,597,043

Investments in Subsidiaries	465,256	1,672,038	156,521	—	(2,293,815)	—

Investments in 50% Owned joint ventures	—	—	167,466	—	—	167,466

Property, Plant and Equipment, net	—	223,946	883,903	11,609	—	1,119,458

Goodwill	—	—	181,711	70,888	—	252,599

Intangibles	—	—	1,326	7,890	—	9,216

Deferred Financing Costs	9,210	454	2,342	23	—	12,029

Deferred Tax Asset	—	15,937	(2,989)	—	—	12,948

Other Assets	—	(832)	6,048	413	—	5,629

TOTAL ASSETS	$482,365	$2,074,495	$2,829,991	$190,787	$(2,401,250)	$3,176,388

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Accounts payable and accrued liabilities	$—	$36,757	$274,682	$5,986	$—	$317,425

Intercompany accounts payable	4,355	92,894	—	2,436	(99,685)	—

Accrued salaries, wages and employee benefits	—	8,379	91,080	10,778	—	110,237

Accrued interest	19,258	41	1,610	—	—	20,909

Income taxes payable	5	121	19,307	45	—	19,478

Accrued sales, use and property taxes	—	549	7,424	51	—	8,024

Current portion of long-term environmental reserve	—	—	12,238	—	—	12,238

Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	15,443	—	15,443

Other current liabilities	—	3,124	14,864	1,641	—	19,629

Current portion of long-term borrowings	—	118	96	—	—	214

Total Current Liabilities	23,618	141,983	421,301	36,380	(99,685)	523,597

Long-term Borrowings, Less Current Portion	399,638	185	31,618	—	—	431,441

Related Party Borrowings	—	—	—	7,750	(7,750)	—

Accrued Benefit Obligations	—	74,602	163,901	—	—	238,503

Long-term Environmental Reserve, Less Current Portion	—	—	9,993	—	—	9,993

Other Liabilities	—	4,229	33,853	—	—	38,082

Deferred Tax Liabilities	—	38	53,695	—	—	53,733

Minority Interest	—	—	—	27,581	—	27,581

TOTAL LIABILITIES	423,256	221,037	714,361	71,711	(107,435)	1,322,930

TOTAL SHAREHOLDERS’ EQUITY	59,109	1,853,458	2,115,630	119,076	(2,293,815)	1,853,458

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$482,365	$2,074,495	$2,829,991	$190,787	$(2,401,250)	$3,176,388

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2007
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED

NET SALES	$—	$745,860	$4,734,163	$326,570	$—	$5,806,593

OPERATING EXPENSES

Cost of sales (exclusive of depreciation and amortization)	—	653,101	3,718,023	252,256	—	4,623,380

Selling and administrative	—	20,346	160,320	17,366	—	198,032

Depreciation	—	24,962	115,808	2,514	—	143,284

Amortization	—	—	24,761	1,390	—	26,151

Other operating expense (income), net	—	109	(449)	(1,247)	—	(1,587)

	—	698,518	4,018,463	272,279	—	4,989,260

INCOME FROM OPERATIONS	—	47,342	715,700	54,291	—	817,333

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	54,079	—	—	54,079

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	47,342	769,779	54,291	—	871,412

OTHER EXPENSES

Interest expense	43,200	2,002	61,435	1,101	—	107,738

Interest income	(112)	(1,999)	(15,806)	(60)	—	(17,977)

Intercompany interest	—	—	4,902	—	(4,902)	—

Foreign exchange (gain) loss, net	—	(28,472)	(4,896)	47	—	(33,321)

Writedown of short-term investments	—	—	8,879	—	—	8,879

Amortization of deferred financing costs	2,028	129	7,120	5	—	9,282

Minority interest	—	—	—	23,080	—	23,080

Other income	(3,521)	—	—	—	3,521	—

	41,595	(28,340)	61,634	24,173	(1,381)	97,681

(LOSS) INCOME BEFORE INCOME TAXES	(41,595)	75,682	708,145	30,118	1,381	773,731

INCOME TAX EXPENSE	824	12,321	222,999	(282)	—	235,862

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(42,419)	63,361	485,146	30,400	1,381	537,869

EQUITY EARNINGS OF SUBSIDIARIES	50,628	474,508	36,788	—	(561,924)	—

NET INCOME	$8,209	$537,869	$521,934	$30,400	$(560,543)	$537,869

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2006
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL
	GUSAP	CORPORATION	GUARANTORS	NON-GUARANTORS	ELIMINATIONS	CONSOLIDATED

NET SALES	$—	$628,531	$3,778,641	$57,031	$—	$4,464,203

OPERATING EXPENSES

Cost of sales (exclusive of depreciation and amortization)	—	546,890	3,025,860	44,406	—	3,617,156

Selling and administrative	—	19,138	168,883	3,757	—	191,778

Depreciation	—	20,805	121,687	493	—	142,985

Amortization	—	—	206	470	—	676

Other operating (income) expense, net	—	(5,892)	11,783	(204)	—	5,687

	—	580,941	3,328,419	48,922	—	3,958,282

INCOME FROM OPERATIONS	—	47,590	450,222	8,109	—	505,921

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	115,606	—	—	115,606

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	47,590	565,828	8,109	—	621,527

OTHER EXPENSES

Interest expense	42,877	15,842	3,534	272	—	62,525

Interest income	(273)	(1,477)	(17,134)	(22)	—	(18,906)

Foreign exchange loss (gain), net	—	782	413	(60)	—	1,135

Amortization of deferred financing costs	2,112	122	590	5	—	2,829

Minority interest	—	—	—	2,713	—	2,713

	44,716	15,269	(12,597)	2,908	—	50,296

(LOSS) INCOME BEFORE INCOME TAXES	(44,716)	32,321	578,425	5,201	—	571,231

INCOME TAX EXPENSE	619	5,308	191,780	(1,072)	—	196,635

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(45,335)	27,013	386,645	6,273	—	374,596

EQUITY EARNINGS OF SUBSIDIARIES	46,471	347,583	8,863	—	(402,917)	—

NET INCOME	$1,136	$374,596	$395,508	$6,273	$(402,917)	$374,596

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED

OPERATING ACTIVITIES

Net income	$8,209	$537,869	$521,934	$30,400	$(560,543)	$537,869

Adjustment to reconcile net income to net cash provided by operating activities:

Minority interest	—	—	—	23,080	—	23,080

Depreciation	—	24,962	115,808	2,514	—	143,284

Amortization	—	—	24,761	1,390	—	26,151

Amortization of deferred financing costs	2,028	129	7,120	5	—	9,282

Deferred income taxes	—	9,594	11,394	—	—	20,988

Loss (gain) on disposition of property, plant and equipment	—	120	3,180	(5)	—	3,295

Income from 50% owned joint ventures	—	—	(54,079)	—	—	(54,079)

Distributions from 50% owned joint ventures	—	—	62,078	—	—	62,078

Cash dividends received	50,368	97,405	20,464	—	(168,237)	—

Facility closure expenses	—	—	3,178	—	—	3,178

Equity earnings of subsidiaries	(50,628)	(474,508)	(36,788)	—	561,924	—

Compensation cost from share-based awards	—	2,029	19,493	—	—	21,522

Realized loss on writedown of short-term investments	—	—	8,879	—	—	8,879

Excess tax benefits from share-based payment arrangements	—	—	(1,159)	—	—	(1,159)

Changes in operating assets and Liabilities, net of acquisitions:

Accounts receivable	—	(323)	(15,537)	(14,177)	—	(30,037)

Inventories	—	(13,995)	18,040	(13,755)	—	(9,710)

Other assets	14	(5,601)	(20,415)	(935)	—	(26,937)

Liabilities	(4,855)	(100,706)	117,648	5,801	8,813	26,701

NET CASH PROVIDED BY OPERATING ACTIVITIES	5,136	76,975	805,999	34,318	(158,043)	764,385

INVESTING ACTIVITIES

Additions to property, plant and equipment	—	(21,039)	(148,414)	(4,333)	—	(173,786)

Proceeds received from the disposition of property, plant and equipment	—	—	1,266	105	—	1,371

Acquisitions	—	—	(4,342,952)	(11,783)	—	(4,354,735)

Opening cash from acquisitions	—	—	528,980	—	—	528,980

Asset transfer from non-guarantor to guarantor	—	—	9,812	382	(10,194)	—

Change in restricted cash	—	—	498	—	—	498

Investment in subsidiaries	—	(1,320,030)	—	—	1,320,030	—

Purchases of short-term investments	—	—	(592,240)	—	—	(592,240)

Sales of short-term investments	—	—	612,200	—	—	612,200

NET CASH USED IN INVESTING ACTIVITIES	—	(1,341,069)	(3,930,850)	(15,629)	1,309,836	(3,977,712)

FINANCING ACTIVITIES

Proceeds from issuance of new debt	—	—	4,087,410	—	—	4,087,410

Payments on term borrowings	—	(159)	(1,450,105)	—	—	(1,450,264)

Additions to deferred financing costs	—	—	(40,725)	—	—	(40,725)

Retirement of bonds	—	—	(341,759)	—	—	(341,759)

Cash dividends	(13,000)	(109,366)	(145,043)	(10,194)	168,237	(109,366)

Distributions to subsidiary’s minority shareholder	—	—	—	(8,340)	—	(8,340)

Proceeds from issuance of employee stock purchases	—	1,258	—	—	—	1,258

Proceeds from issuance of common stock, net	—	1,526,785	1,320,030	—	(1,320,030)	1,526,785

Excess tax benefits from share-based payment arrangements	—	—	1,159	—	—	1,159

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(13,000)	1,418,518	3,430,967	(18,534)	(1,151,793)	3,666,158

Effect of exchange rate changes on cash and cash equivalents	—	(14,843)	49	89	—	(14,705)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(7,864)	139,581	306,165	244	—	438,126

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,885	16,025	85,000	326	—	109,236

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$21	$155,606	$391,165	$570	$—	$547,362

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED

OPERATING ACTIVITIES

Net income	$1,136	$374,596	$395,508	$6,273	$(402,917)	$374,596

Adjustment to reconcile net income to net cash provided by operating activities:

Minority Interest	—	—	—	2,713	—	2,713

Depreciation	—	20,805	121,687	493	—	142,985

Amortization	—	—	206	470	—	676

Amortization of deferred financing costs	2,112	122	590	5	—	2,829

Write off unamortized fair value market adjustment	—	5,604	—	—	—	5,604

Deferred income taxes	—	10,500	(9,970)	(839)	—	(309)

Gain on disposition of property, plant and equipment	—	(3,894)	(5,020)	—	—	(8,914)

Income from 50% owned joint ventures	—	—	(115,606)	—	—	(115,606)

Distributions from 50% owned joint ventures	—	—	101,576	—	—	101,576

Cash dividends received	46,819	27,042	—	—	(73,861)	—

Equity earnings of subsidiaries	(46,471)	(347,583)	(8,863)	—	402,917	—

Facilities closure expenses	—	—	9,400	—	—	9,400

Compensation cost from share-based awards	—	1,230	33,141	—	—	34,371

Excess tax benefits from share-based payment arrangements	—	—	(1,998)	—	—	(1,998)

Changes in operating assets and liabilities, net of acquisitions:

Accounts receivable	—	11,437	12,615	(569)	—	23,483

Inventories	—	8,974	(16,952)	(2,616)	—	(10,594)

Other assets	(12)	(1,302)	(23,000)	2,763	—	(21,551)

Liabilities	(713)	124,970	(149,851)	(8,548)	490	(33,652)

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,871	232,501	343,463	145	(73,371)	505,609

INVESTING ACTIVITIES

Intercompany investments	—	—	(104,500)	104,500	—	—

Additions to property, plant and equipment	—	(42,911)	(169,262)	—	(490)	(212,663)

Proceeds received from disposition of property, plant and equipment	—	7,405	6,705	—	—	14,110

Acquisitions	—	—	(110,438)	(104,500)	—	(214,938)

Opening cash from acquisitions	—	—	22,371	(437)	—	21,934

Change in restricted cash	—	—	(25)	—	—	(25)

Purchases of short-term investments	—	—	(1,531,535)	—	—	(1,531,535)

Sales of short-term investments	—	—	1,408,105	—	—	1,408,105

NET CASH USED IN INVESTING ACTIVITIES	—	(35,506)	(478,579)	(437)	(490)	(515,012)

FINANCING ACTIVITIES

Payments on term borrowings	—	(114)	(6,523)	—	—	(6,637)

Additions to deferred financing costs	(399)	(5)	—	—	—	(404)

Retirement of bonds	—	—	(88,493)	—	—	(88,493)

Retirement of convertible debentures	—	(111,990)	—	—	—	(111,990)

Cash dividends	—	(91,387)	(73,861)	—	73,861	(91,387)

Distributions to subsidiary’s minority shareholder	—	—	—	—	—	—

Proceeds from issuance of employee stock purchases	—	1,290	—	—	—	1,290

Excess tax benefits from share-based payment arrangements	—	—	1,998	—	—	1,998

NET CASH (USED IN) FINANCING ACTIVITIES	(399)	(202,206)	(166,879)	—	73,861	(295,623)

Effect of exchange rate changes on cash and cash equivalents	—	3	—	—	—	3

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,472	(5,208)	(301,995)	(292)	—	(305,023)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,413	21,233	386,995	618	—	414,259

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$7,885	$16,025	$85,000	$326	$—	$109,236

THE GERDAU GROUP
AROUND THE WORLD

GERDAU GROUP
Leader in the long steel production in the Americas and one of the world’s largest steelmakers, the Gerdau Group has a history spanning 107 years and is one of the agents in the consolidation process of the global steel business. It has 37,000 employees and operates in 13 countries.
The Group manufactures long, specialty and flat steel for the construction, industrial and agricultural sectors. Its products are used in cars, trucks, tractors, homes, bridges, roads, household appliances, and machines, among others. It is one of the largest recycling companies in the world, transforming 12.8 million tons of ferrous scrap metal into steel every year.
Gerdau Group publicly-traded companies are listed in the São Paulo, New York, Toronto and Madrid stock exchanges.

CONTACT INFORMATION
GERDAU AMERISTEEL
EXECUTIVE OFFICE
4221 W. Boy Scout Blvd. — Suite 600
Tampa, FL 33607
Phone: (813) 286.8383
INVESTOR RELATIONS
Phone: (813) 319.4896
Fax: (813) 207.2355
ir@gerdauameristeel.com
GERDAU GROUP
EXECUTIVE OFFICE
Av. Farrapos, 1811
Bairro Floresta — Porto Alegre — RS — Brazil
CEP 90220-005
Phone: +55 (51) 3323.2000
INVESTOR RELATIONS
Phone: 0800.702.2001 / +55 (51) 3323.2703
Fax: +55 (51) 3323.2281
E-mail: inform@gerdau.com.br
www.gerdau.com.br/ing/ri
TRANSFER AGENT
CIBC MELLON TRUST COMPANY
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
Phone: 1.800.387.0825 / 416.643.5500
inquiries@cibcmellon.com
PHOTO CREDITS
Peter Ficksman, Eduardo Simoes, Frank Peter, David Massengill, and Neil Isgett

GERDAU AMERISTEEL™

www.gerdauameristeel.com

AMERISTEEL

GERDAU
AMERISTEEL

STEEL
BUILDING A SUSTAINABLE FUTURE™